                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                   FORM N-8B-2


                    REGISTRATION STATEMENT OF UNIT INVESTMENT
                       TRUSTS WHICH ARE CURRENTLY ISSUING
                     SECURITIES PURSUANT TO SECTION 8(b) OF
                       THE INVESTMENT COMPANY ACT OF 1940



                      GEN-NET REALTY UNIT INVESTMENT TRUST
                           CORPORATE-GOVERNMENT SERIES

                 ----------------------------------------------
                          Name of Unit Investment Trust





    / /      Issuer of periodic payment plan certificates


    /x/      Not the issuer of periodic payment plan certificates

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I.     ORGANIZATION AND GENERAL INFORMATION

       1.

             (a) FURNISH NAME OF THE TRUST AND THE INTERNAL REVENUE SERVICE EMPLOYER IDENTIFICATION NUMBER (ACCORDING TO SECURITY DESIGNATION OR OTHERWISE, IF THE TRUST DOES NOT HAVE OR DOES NOT TRANSACT BUSINESS UNDER ANY OTHER DESIGNATION.)

                    GEN-NET REALTY UNIT INVESTMENT TRUST, CORPORATE AND
                    GOVERNMENT

                    SERIES, A MICHIGAN TRUST.

                    IRS EMPLOYER IDENTIFICATION NO.  38-6759416.

             (b) FURNISH TITLE OF EACH CLASS OR SERIES OF SECURITIES ISSUED BY THE RUST.

                    THE TRUST IS ISSUING ONE CLASS OF SECURITIES CALLED "UNITS."

       2. FURNISH NAME AND PRINCIPAL BUSINESS ADDRESS AND ZIP CODE, AND THE INTERNAL REVENUE SERVICE EMPLOYER IDENTIFICATION NUMBER OF EACH DEPOSITOR OF THE TRUST. (NOTE DEFINITION OF "DEPOSITOR" IN GENERAL INSTRUCTIONS.)

             GENESIS FINANCIAL GROUP, INC., ONE OAKLAND TOWNE SQUARE - 14TH FLOOR, SOUTHFIELD, MICHIGAN 48076.

       3. FURNISH NAME AND PRINCIPAL BUSINESS ADDRESS AND ZIP CODE, AND THE INTERNAL REVENUE SERVICE EMPLOYER IDENTIFICATION NUMBER OF EACH CUSTODIAN OR TRUSTEE OF THE TRUST INDICATING FOR WHICH CLASS OR SERIES OF SECURITIES EACH CUSTODIAN OR TRUSTEE IS ACTING.

             CITIZENS FIRST SAVINGS BANK, 525 WATER STREET, PORT HURON, MICHIGAN 48060.

       4. FURNISH NAME AND PRINCIPAL ADDRESS AND ZIP CODE, AND THE INTERNAL REVENUE SERVICE EMPLOYER IDENTIFICATION NUMBER OF EACH PRINCIPAL UNDERWRITER CURRENTLY DISTRIBUTING SECURITIES OF THE TRUST.

             TO BE SUPPLIED BY PRE-EFFECTIVE AMENDMENT. NO PRINCIPAL UNDERWRITER HAS BEEN IDENTIFIED AT THIS TIME.

       5. FURNISH NAME OF STATE OR OTHER SOVEREIGN POWER, THE LAWS OF WHICH GOVERN WITH RESPECT TO THE ORGANIZATION OF THE TRUST.

             MICHIGAN.

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       6.

             (a) FURNISH THE DATES OF EXECUTION AND TERMINATION OF ANY INDENTURE OR AGREEMENT CURRENTLY IN EFFECT UNDER THE TERMS OF WHICH THE TRUST WAS ORGANIZED AND ISSUED OR PROPOSES TO ISSUE SECURITIES. (IF INDIVIDUAL INDENTURES OR AGREEMENTS ARE ENTERED INTO WITH SECURITY HOLDERS, SO STATE AND FURNISH THE DATE OF THE FIRST SUCH INDENTURE OR AGREEMENT.)

                    TO BE SUPPLIED BY PRE-EFFECTIVE AMENDMENT.

             (b) FURNISH THE DATES OF EXECUTION AND TERMINATION OF ANY INDENTURE OR AGREEMENT CURRENTLY IN EFFECT PURSUANT TO WHICH THE PROCEEDS OF PAYMENTS ON SECURITIES ISSUED OR TO BE ISSUED BY THE TRUST ARE HELD BY THE CUSTODIAN OR TRUSTEE. (IF THIS INDENTURE OR AGREEMENT IS THE SAME AS SET FORTH IN
                    ITEM 6(a), SO STATE.)

                    NA.

       7. FURNISH IN CHRONOLOGICAL ORDER THE FOLLOWING INFORMATION WITH RESPECT TO EACH CHANGE OF NAME OF THE TRUST SINCE JANUARY 1, 1930. IF THE NAME HAS NEVER BEEN CHANGED, SO STATE.

             NO CHANGE.

       8.    STATE THE DATE ON WHICH THE FISCAL YEAR OF THE TRUST ENDS.

             DECEMBER 31.

MATERIAL LITIGATION.

       9. FURNISH A DESCRIPTION OF ANY PENDING LEGAL PROCEEDINGS, MATERIAL WITH RESPECT TO THE SECURITY HOLDERS OF THE TRUST BY REASON OF THE NATURE OF THE CLAIM OR THE AMOUNT THEREOF, TO WHICH THE TRUST, THE DEPOSITOR, OR THE PRINCIPAL UNDERWRITER IS A PARTY OR OF WHICH THE ASSETS OF THE TRUST ARE THE SUBJECT, INCLUDING THE SUBSTANCE OF THE CLAIMS INVOLVED IN SUCH PROCEEDING AND THE TITLE OF THE PROCEEDING. FURNISH A SIMILAR STATEMENT WITH RESPECT TO ANY PENDING ADMINISTRATIVE PROCEEDING COMMENCED BY A GOVERNMENTAL AUTHORITY, OR ANY SUCH PROCEEDING OR LEGAL PROCEEDING KNOWN TO BE CONTEMPLATED BY A GOVERNMENTAL AUTHORITY. INCLUDE ANY PROCEEDING WHICH, ALTHOUGH IMMATERIAL ITSELF, IS REPRESENTATIVE OF, OR ONE OF, A GROUP WHICH IN THE AGGREGATE IS MATERIAL.

             NONE.

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II.    GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST.

       GENERAL INFORMATION CONCERNING THE SECURITIES OF THE TRUST AND THE RIGHTS OF HOLDERS.

       10. FURNISH A BRIEF STATEMENT WITH RESPECT TO THE FOLLOWING MATTERS FOR EACH CLASS OR SERIES OF SECURITIES ISSUED BY THE TRUST:

             (a)    WHETHER THE SECURITIES ARE OF THE REGISTERED OR BEARER TYPE.

                    REGISTERED.

             (b) WHETHER THE SECURITIES ARE OF THE CUMULATIVE OR DISTRIBUTIVE TYPE.

                    DISTRIBUTIVE.

             (c) THE RIGHTS OF SECURITY HOLDERS WITH RESPECT TO WITHDRAWAL OR REDEMPTION.

                    THE UNITHOLDERS ARE NOT GRANTED ANY RIGHTS TO WITHDRAW OR REDEEM THEIR INVESTMENT IN THE TRUST UNILATERALLY. THEY CAN MAKE A WRITTEN REQUEST TO THE DEPOSITOR-SPONSOR WHO THEN MAY CHOOSE TO FORWARD THE REQUEST TO THE TRUSTEE TO REDEEM ALL OR ANY PORTION OF THEIR UNITS. WHETHER OR NOT THE UNITS WILL BE REDEEMED IS DISCRETIONARY WITH THE DEPOSITOR-SPONSOR.

             (d) THE RIGHTS OF SECURITY HOLDERS WITH RESPECT TO CONVERSION, TRANSFER, PARTIAL REDEMPTION AND SIMILAR MATTERS.

                    THE UNITHOLDERS HAVE NO RIGHT TO CONVERT THEIR UNITS INTO ANOTHER SECURITY. A UNITHOLDER MAY TRANSFER HIS OR HER UNIT(S) TO ANY OTHER PARTY BY PROVIDING A WRITTEN TRANSFER INSTRUMENT INCLUDING TRANSFER INSTRUCTIONS SIGNED BY THE UNITHOLDER AND THE TRANSFEREE TO THE TRUSTEE. UNITHOLDERS MAY RECEIVE CERTIFICATES EVIDENCING THEIR UNITS OF BENEFICIAL INTEREST IN THE TRUST. PARTIAL REDEMPTIONS OF A UNITHOLDER'S INTEREST IN THE TRUST ARE PERMITTED IN THE DISCRETION OF THE DEPOSITOR-SPONSOR.

             (e) IF THE TRUST IS THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES, THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT WITH RESPECT TO LAPSES OR DEFAULTS BY SECURITY HOLDERS IN MAKING PRINCIPAL PAYMENTS, AND WITH RESPECT TO REINSTATEMENT.

                    NOT APPLICABLE.

             (f) THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT WITH RESPECT TO VOTING RIGHTS, TOGETHER WITH THE NAMES OF ANY PERSONS OTHER THAN SECURITY HOLDERS GIVEN THE RIGHT TO EXERCISE

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                    VOTING RIGHTS PERTAINING TO THE TRUST'S SECURITIES OR THE
                    UNDERLYING SECURITIES, AND THE RELATIONSHIP OF SUCH PERSONS TO THE TRUST.

                    UNITHOLDERS DO NOT HAVE ANY VOTING RIGHTS EXCEPT AS TO AMENDMENTS TO THE TRUST. AMENDMENTS THAT PROPOSE TO CHANGE THE TYPE OF SECURITIES DEPOSITED IN THE TRUST AS DESCRIBED IN THE PROSPECTUS GIVEN TO PROSPECTIVE UNITHOLDERS AND AMENDMENTS THAT PROPOSE TO REDUCE THE PERCENTAGE OF UNITHOLDER APPROVAL REQUIRED FOR AMENDMENTS TO THE TRUST REQUIRE THE AFFIRMATIVE VOTE OF ALL UNITHOLDERS. ALL OTHER PROPOSED AMENDMENTS REQUIRE THE APPROVAL OF UNITHOLDERS WITH MORE THAN 50 PERCENT OF THE UNITS OUTSTANDING. THE UNITHOLDERS WITH MORE THAN 50 PERCENT OF THE UNITS OUTSTANDING MAY VOTE TO APPOINT A SUCCESSOR DEPOSITOR-SPONSOR AND TO TERMINATE THE TRUST AND LIQUIDATE THE TRUST FUND. THE DEPOSITOR-SPONSOR HAS THE RIGHT, DELEGATED TO IT BY THE TRUSTEE, TO EXERCISE ANY VOTING RIGHTS PERTAINING TO THE TRUST'S SECURITIES.

             (g)    WHETHER SECURITY HOLDERS MUST BE GIVEN NOTICE OF ANY CHANGE
                    IN:

                    (1)    THE COMPOSITION OF THE ASSETS OF THE TRUST.

                           THE UNITHOLDERS ARE NOT REQUIRED TO BE GIVEN NOTICE OF ANY CHANGE IN COMPOSITION OF THE ASSETS OF THE TRUST PROVIDED SUCH CHANGE IS STILL WITHIN THE CATEGORIES OF TRUST SECURITIES AS DESCRIBED IN THE PROSPECTUS OFFERING THE UNITS FOR SALE.

                    (2) THE TERMS AND CONDITIONS OF THE SECURITIES ISSUED BY THE TRUST.

                           THE UNITHOLDERS ARE REQUIRED TO BE GIVEN NOTICE OF ANY PROPOSED CHANGE TO THE UNITS IF SUCH CHANGE REQUIRES AN AMENDMENT TO THE TRUST INDENTURE. FOR EXAMPLE, IF A PROPOSAL CALLED FOR THE ELIMINATION OF UNIT CERTIFICATES FOR UNITHOLDERS EVIDENCING THEIR OWNERSHIP OF UNITS IN THE TRUST, SUCH A CHANGE, BECAUSE IT WOULD REQUIRE AN AMENDMENT TO THE TRUST INDENTURE, WOULD CORRESPONDINGLY REQUIRE PRIOR NOTICE TO THE UNITHOLDERS. ON THE OTHER HAND, A PROPOSAL TO INCREASE OR DECREASE THE PURCHASE PRICE PER UNIT TO BE PAID BY PROSPECTIVE UNITHOLDERS WOULD NOT REQUIRE NOTICE TO THE UNITHOLDERS BECAUSE IT WOULD NOT INVOLVE AMENDING THE TRUST INDENTURE.

                    (3)    THE PROVISIONS OF ANY INDENTURE OR AGREEMENT OF
                           THE TRUST.

                           THE UNITHOLDERS MUST BE GIVEN NOTICE (AND MUST VOTE
                           ON) ANY PROPOSED CHANGE IN THE TRUST INDENTURE, EXCEPT WHERE THE CHANGE IS INSTITUTED TO CURE AN AMBIGUITY, DEFECT OR INCONSISTENCY IN THE

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                           INDENTURE OR WHERE THE CHANGE WILL NOT ADVERSELY
                           AFFECT THE INTEREST OF THE UNITHOLDERS.

                    (4)    THE IDENTITY OF THE DEPOSITOR, TRUSTEE OR CUSTODIAN.

                           THE UNITHOLDERS MUST BE GIVEN NOTICE OF ANY PARTY NAMED A SUCCESSOR TO THE DEPOSITOR-SPONSOR BY THE TRUSTEE. THE UNITHOLDERS MUST ALSO BE GIVEN NOTICE OF A CHANGE IN TRUSTEES BY THE SUCCESSOR TRUSTEE.

             (h) WHETHER THE CONSENT OF SECURITY HOLDERS IS REQUIRED IN ORDER FOR ACTION TO BE TAKEN CONCERNING ANY CHANGE IN:

                    (1)    THE COMPOSITION OF THE ASSETS OF THE TRUST.

                           THE CONSENT OF THE UNITHOLDERS TO A CHANGE IN THE COMPOSITION OF THE ASSETS OF THE TRUST IS NOT REQUIRED UNLESS THE CHANGE IS IN THE CATEGORIES OF SECURITIES THAT ARE TO BE HELD BY THE TRUSTEE AS DESCRIBED IN THE PROSPECTUS FOR THE OFFERING OF UNITS IN THE TRUST.

                    (2) THE TERMS AND CONDITIONS OF THE SECURITIES ISSUED BY THE TRUST.

                           THE CONSENT OF THE UNITHOLDERS TO ANY PROPOSED CHANGE IN THE TERMS AND CONDITIONS OF THE UNITS ISSUED BY THE TRUST APPLIES UNDER THE SAME CIRCUMSTANCES AS DESCRIBED FOR NOTICE TO THE UNITHOLDERS IN RESPONSE TO ITEM 10(g)(2) ABOVE.

                    (3)    THE PROVISIONS OF ANY INDENTURE OR AGREEMENT OF THE
                           TRUST.

                           THE CONSENT OF THE UNITHOLDERS TO ANY CHANGE IN THE PROVISIONS OF THE INDENTURE APPLIES UNDER THE SAME CIRCUMSTANCES AS DESCRIBED FOR NOTICE TO THE UNITHOLDERS IN RESPONSE TO ITEM 10(g)(3) ABOVE.

                    (4)    THE IDENTITY OF THE DEPOSITOR, TRUSTEE OR CUSTODIAN.

                           THE CONSENT OF MORE THAN 50% IN INTEREST OF THE UNITHOLDERS IS REQUIRED IN CONNECTION WITH THE NAMING OF A SUCCESSOR TO THE DEPOSITOR-SPONSOR. THE CONSENT OF THE UNITHOLDERS IS NOT REQUIRED IN CONNECTION WITH THE NAMING OF A SUCCESSOR TO THE TRUSTEE.

             (i) ANY OTHER PRINCIPAL FEATURE OF THE SECURITIES ISSUED BY THE TRUST, OR ANY OTHER PRINCIPAL RIGHT, PRIVILEGE OR OBLIGATION NOT COVERED BY SUBDIVISIONS (a) TO (g) OR BY ANY OTHER ITEM IN THIS FORM.

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                           THE HOLDERS OF UNITS ISSUED BY THE TRUST MAY ELECT TO
                           BE ISSUED UNIT CERTIFICATES EVIDENCING THEIR INTEREST IN THE TRUST. OTHERWISE, A HOLDER'S INTEREST IN THE TRUST IS RECORDED ON THE TRUSTEE'S BOOKS AND NO UNIT CERTIFICATE IS ISSUED. IF A UNIT CERTIFICATE THAT HAS BEEN ISSUED IS MUTILATED, DESTROYED, STOLEN OR LOST, THE TRUSTEE WILL ISSUE A REPLACEMENT CERTIFICATE UPON REQUEST. THE HOLDER IS SUBJECT TO BEING CHARGED A FEE FOR THE EXPENSES OF THE TRUSTEE IN CONNECTION WITH
                           THE ISSUANCE OF A REPLACEMENT CERTIFICATE.

       INFORMATION CONCERNING THE SECURITIES UNDERLYING THE TRUST'S SECURITIES.

       11. DESCRIBE BRIEFLY THE KIND OR TYPE OF SECURITIES COMPRISING THE UNIT OF SPECIFIED SECURITIES IN WHICH SECURITY HOLDERS HAVE AN INTEREST. (IF THE UNIT CONSISTS OF A SINGLE SECURITY ISSUED BY AN INVESTMENT COMPANY, NAME SUCH INVESTMENT COMPANY AND FURNISH A DESCRIPTION OF THE TYPE OF SECURITIES COMPRISING THE PORTFOLIO OF SUCH INVESTMENT COMPANY.)

                   IF THE TRUST OWNS OR WILL OWN ANY SECURITIES OF ITS REGULAR
             BROKERS OR DEALERS AS DEFINED IN RULE 10b-1 UNDER THE ACT, OR THEIR PARENTS, IDENTIFY THOSE BROKERS OR DEALERS AND STATE THE VALUE OF THE REGISTRANT'S AGGREGATE HOLDINGS OF THE SECURITIES OF EACH SUBJECT ISSUER AS OF THE CLOSE OF THE REGISTRANT'S MOST RECENT FISCAL YEAR.

             THE TRUST'S PORTFOLIO WILL CONSIST PRIMARILY OF ASSIGNMENTS OF RENTS FROM SELECTED NET LONG TERM LEASES OF GOVERNMENT AND COMMERCIAL REAL ESTATE PROPERTIES. THE TRUST MAY ALSO PURCHASE AND HOLD ON A SHORT TERM BASIS US TREASURIES, CORPORATE BONDS RATED BBB+ OR BETTER, STATE ISSUED BONDS AND MONEY MARKET FUNDS. THE ASSIGNMENTS OF RENTS REPRESENT THE ASSIGNMENT OF THE RENTAL INCOME GENERATED FROM LONG TERM LEASES AFTER DEDUCTION FOR PROPERTY MANAGEMENT FEES AND FOR COSTS AND CHARGES TO BE PAID OR RESERVED BY THE LESSOR UNDER THE TERMS OF THE LEASE. AN ASSIGNMENT OF RENTS COVERS A SPECIFIC PERIOD OF TIME WITHIN THE TERM OF THE LEASE. THE LESSOR IS THE DEPOSITOR-SPONSOR. THE LEASEES ARE EITHER FEDERAL/STATE GOVERNMENT AGENCIES, THE U.S. POSTAL SERVICE AND/OR FORTUNE 500 CORPORATIONS. THE LEASES ARE FOR LONG TERMS OF AT LEAST 5 YEARS IN WHICH THE LESSEES ARE OBLIGATED TO PAY OR TO REIMBURSE THE LESSOR FOR MOST COSTS OF HOLDING AND OPERATING THE LEASED PROPERTIES. THE PROPERTIES CONSIST OF SINGLE USE COMMERCIAL REAL ESTATE WHICH IS OWNED BY THE DEPOSITOR-SPONSOR. SUCH REAL ESTATE WILL BE ACQUIRED USING AS EQUITY FUNDS OBTAINED AS THE NET PROCEEDS FROM THE ISSUANCE AND SOLE OF UNITS BY THE DEPOSITOR-SPONSOR.

       12. IF THE TRUST IS THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES AND IF ANY UNDERLYING SECURITIES WERE ISSUED BY ANOTHER INVESTMENT COMPANY, FURNISH THE FOLLOWING INFORMATION FOR EACH SUCH COMPANY:

             (a)    NAME OF COMPANY.

                    NOT APPLICABLE.

             (b)    NAME AND PRINCIPAL BUSINESS ADDRESS OF DEPOSITOR.

                    NOT APPLICABLE.

             (c)    NAME AND PRINCIPAL BUSINESS ADDRESS OF TRUSTEE OR CUSTODIAN.

                    NOT APPLICABLE.

             (d)    NAME AND PRINCIPAL BUSINESS ADDRESS OF PRINCIPAL
                    UNDERWRITER.

                    NOT APPLICABLE.

             (e) THE PERIOD DURING WHICH THE SECURITIES OF SUCH COMPANY HAVE BEEN THE UNDERLYING SECURITIES.

                    NOT APPLICABLE.

       INFORMATION CONCERNING LOADS, FEES, CHARGES AND EXPENSES.

       13.

             (a) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO EACH LOAD, FEE, EXPENSE OR CHARGE TO WHICH: (1) PRINCIPAL PAYMENTS,
                    (2) UNDERLYING SECURITIES, (3) DISTRIBUTIONS, (4) CUMULATED OR REINVESTED DISTRIBUTIONS OR INCOME, AND (5) REDEEMED OR LIQUIDATED ASSETS OF THE TRUST'S SECURITIES ARE
                    SUBJECT:

                    (a)(1)  NOT APPLICABLE.

                    (a)(2)  SEE BELOW.

                    (a)(3)  NOT APPLICABLE.

                    (a)(4)  NOT APPLICABLE.

                    (a)(5)  SEE THE RESPONSE BELOW UNDER ITEM 13(a)(2).

                    (a)(2)  THE SECURITIES OF THE TRUST ARE SUBJECT TO:

                    (A)     THE NATURE OF SUCH LOAD, FEE, EXPENSE, OR CHARGE;

                            A BROKERAGE FEE IN CONNECTION WITH THE PURCHASE OR SALE OF U.S. TREASURIES, CORPORATE BONDS AND STATE AND LOCAL BONDS.

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                            FUND MANAGEMENT AND ADMINISTRATIVE COSTS CHARGED THE
                            MONEY MARKET FUNDS.

                            A REAL ESTATE BROKERAGE COMMISSION AND ACQUISITION FEES CHARGED IN CONNECTION WITH THE PURCHASE OR SALE OF LEASED REAL ESTATE FROM WHICH THE ASSIGNMENT(S) OF RENTS ARE DERIVED.

                            A PROPERTY MANAGEMENT FEE CHARGED IN CONNECTION WITH THE MANAGEMENT OF THE LEASED REAL ESTATE FROM WHICH THE ASSIGNMENT(S) OF RENTS ARE DERIVED.

                    (B)     THE AMOUNT THEREOF;

                            THE AMOUNT OF THE BROKERAGE FEE IS NEGOTIABLE BETWEEN THE BROKERAGE FIRM AND THE DEPOSITOR-SPONSOR. FEES INCURRED FOR THE PURCHASE OR SALE OF U.S. TREASURIES, CORPORATE BONDS OR STATE AND LOCAL BONDS VARY GREATLY BETWEEN BROKERS DEPENDING ON THE SCOPE OF SERVICES PROVIDED BY THE FIRM. IN THE EVENT THAT SUCH SECURITIES WILL BE ACQUIRED ON BEHALF OF THE TRUST, THE DEPOSITOR-SPONSOR WILL SELECT THE BROKER-DEALER PROVIDING, IN THE DEPOSITOR-SPONSOR'S JUDGMENT, THE BEST OVERALL BENEFITS, WHICH MAY NOT BE A DISCOUNT BROKER OFFERING THE LOWEST TRANSACTIONAL FEES. THE AMOUNT OF THE MANAGEMENT ADVISORY AND ADMINISTRATIVE COSTS CHARGED BY MONEY MARKET FUNDS TYPICALLY RANGE FROM 20 TO 80 BASIS POINTS.

                            THE REAL ESTATE BROKERAGE COMMISSION CHARGED IN CONNECTION WITH THE PURCHASE OR SALE OF THE LEASED REAL ESTATE IS NEGOTIABLE BETWEEN THE REAL ESTATE BROKERAGE FIRM AND THE DEPOSITOR-SPONSOR. THE COMMISSION TYPICALLY RANGES FROM ONE TO FOUR PERCENT OF THE SALE PRICE OF THE REAL ESTATE. AN ACQUISITION FEE PAID TO THE DEPOSITOR-SPONSOR WILL NOT EXCEED TWO PERCENT. THE AMOUNT OF SUCH ACQUISITION FEE, WHICH MAY BE UP TO TWO PERCENT OF THE PURCHASE PRICE OF THE LEASED PROPERTY, WILL BE DETERMINED BY THE EFFECT OF THE FEE ON THE YIELD GENERATED TO THE TRUST FROM THE ASSIGNMENT OF RENTS FROM THE LEASE ON THE ACQUIRED PROPERTY. THE DEPOSITOR-SPONSOR WILL REDUCE OR ELIMINATE AN ACQUISITION AS NEEDED IN ORDER TO MAINTAIN THE TARGET YIELD FOR THE UNITHOLDERS TO BE ACHIEVED THROUGH THE ASSIGNMENT OF RENTS ON THE ACQUIRED PROPERTY. THE PROPERTY MANAGEMENT FEE CHARGED BY THE DEPOSITOR-SPONSOR IN CONNECTION WITH THE MANAGEMENT OF THE LEASED REAL ESTATE IS 4.5 PERCENT OF THE GROSS RENTS RECEIVED BY THE LESSOR.

                    (C) THE NAME OF THE PERSON TO WHOM SUCH AMOUNTS ARE PAID AND HIS RELATIONSHIP TO THE TRUST;

                            THE RECIPIENTS OF THE BROKERAGE COMMISSIONS ARE THIRD PARTY UNRELATED SECURITIES BROKERS TO BE SELECTED BY THE DEPOSITOR-SPONSOR. THE RECIPIENTS OF THE ADVISORY, MANAGEMENT AND ADMINISTRATIVE FEES AND OTHER PAYMENTS ARE THIRD PARTY UNRELATED INVESTMENT ADVISORS AND FUND MANAGERS ASSOCIATED WITH THE MONEY MARKET FUNDS TO BE SELECTED BY THE DEPOSITOR-SPONSOR. THE RECEIPTS OF THE REAL ESTATE BROKERAGE COMMISSION(S) ARE THIRD PARTY UNRELATED REAL ESTATE BROKERS WHO HAVE ETHER LISTED LEASED REAL ESTATE FOR SALE OR WHO ARE SELECTED BY THE DEPOSITOR-SPONSOR TO SELL THE LEASED REAL ESTATE. THE RECIPIENT OF PROPERTY MANAGEMENT AND ACQUISITION FEES IN CONNECTION WITH THE LEASED REAL ESTATE IS GENESIS FINANCIAL GROUP, INC.

                    (D) THE NATURE OF THE SERVICES PERFORMED BY SUCH PERSON IN CONSIDERATION FOR SUCH LOAD, FEE, EXPENSE OR CHARGE.

                            THE SECURITIES BROKERAGE FIRM CONSUMMATES THE TRADE INVOLVING THE SECURITY TO BE BOUGHT OR SOLD ON BEHALF OF THE TRUST FUND. THE ADVISOR AND MANAGER OF A TYPICAL MONEY MARKET FUND DETERMINES PORTFOLIO SELECTION AND PROVIDES OR OVERSEES ALL ADMINISTRATIVE SERVICES AND FUNCTIONS. THE REAL ESTATE BROKERAGE FIRM IDENTIFIES BUYERS OR SELLERS AND ASSISTS IN THE NEGOTIATION AND CONSUMMATION OF THE PURCHASE OR SALE OF THE LEASED REAL ESTATE ON BEHALF OF THE DEPOSITOR-SPONSOR. THE ACQUISITION OFFICER EVALUATES THE LEASED REAL ESTATE ALONG WITH THE DIRECTORS IN THE ABSENCE OF OR IN CONJUNCTION WITH THE REAL ESTATE BROKERAGE FIRMS. THE PROPERTY MANAGEMENT FIRM MONITORS PERFORMANCE OF THE LEASE TERMS BY A LESSEE, PERIODICALLY INSPECTS THE LEASED PROPERTY, COLLECTS RENT AND PAYS ALL NON-CAPITAL LESSOR EXPENSES.

             (b) FOR EACH INSTALLMENT PAYMENT TYPE OF PERIODIC PAYMENT PLAN CERTIFICATE OF THE TRUST, FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO SALES LOAD AND OTHER DEDUCTIONS FROM PRINCIPAL PAYMENTS. ("SALES LOAD" INCLUDES SALES LOAD OF ANY UNDERLYING INVESTMENT COMPANY SECURITY. COMPUTATION SHOULD BE MADE ON THE BASIS OF THE CERTIFICATE CALLING FOR THE SMALLEST AMOUNT OF PAYMENTS.)

                    NOT APPLICABLE.

             (c) STATE THE AMOUNT OF TOTAL DEDUCTIONS AS A PERCENTAGE OF THE NET AMOUNT INVESTED FOR EACH TYPE OF SECURITY ISSUED BY THE TRUST. STATE EACH DIFFERENT SALES CHARGE AVAILABLE AS A PERCENTAGE OF THE PUBLIC OFFERING PRICE AND AS A PERCENTAGE OF THE NET AMOUNT INVESTED. LIST ANY SPECIAL PURCHASE PLANS OR METHODS ESTABLISHED BY RULE OR EXEMPTIVE ORDER THAT REFLECT SCHEDULED VARIATIONS IN, OR

                    ELIMINATION OF, THE SALES LOAD, AND IDENTIFY EACH CLASS OF INDIVIDUALS OR TRANSACTIONS TO WHICH SUCH PLANS APPLY.

                    TOTAL DEDUCTIONS AS A PERCENTAGE OF THE NET AMOUNT INVESTED FOR ONE UNIT IN THE TRUST CANNOT BE DETERMINED. THE SELLING COMMISSION PAID TO A SECURITIES BROKERAGE FIRM FOR SELLING THE UNIT TO THE INVESTOR IS 4.5% OF THE PUBLIC OFFERING PRICE FOR A UNIT IN THE TRUST. THERE IS NO SPECIAL PURCHASE PLAN OR METHOD THAT REFLECTS SCHEDULED VARIATIONS IN, OR ELIMINATIONS OF, THE SALES LOAD.

                    A REAL ESTATE BROKERAGE FEE OF FROM ONE TO FOUR PERCENT OF THE ACQUISITION PRICE OF THE LEASED REAL ESTATE GENERATING THE ASSIGNMENT OF RENTS IS PAID BY THE DEPOSITOR-SPONSOR USING FUNDS PROVIDED BY THE TRUST. THE AMOUNT OF THE FEE IS NEGOTIABLE WITH THE REAL ESTATE BROKER. IN ADDITION, THE DEPOSITOR-SPONSOR MAY CHARGE AN ACQUISITION FEE UP TO TWO PERCENT OF THE ACQUISITION COST FOR ITS SERVICES IN ACQUIRING THE LEASED PROPERTY.

             (d) EXPLAIN FULLY THE REASONS FOR ANY DIFFERENCE IN THE PRICE AT WHICH SECURITIES ARE OFFERED GENERALLY TO THE PUBLIC, AND THE PRICE AT WHICH SECURITIES ARE OFFERED FOR ANY CLASS OF TRANSACTIONS TO ANY CLASS OR GROUP OF INDIVIDUALS, INCLUDING OFFICERS, DIRECTORS, OR EMPLOYEES OF THE DEPOSITOR, TRUSTEE, CUSTODIAN OR PRINCIPAL UNDERWRITER.

                    NOT APPLICABLE.

             (e) FURNISH A BRIEF DESCRIPTION OF ANY LOADS, FEES, EXPENSES OR CHARGES NOT COVERED IN ITEM 13(a) WHICH MAY BE PAID BY SECURITY HOLDERS IN CONNECTION WITH THE TRUST OR ITS SECURITIES. (ASSIGNMENT, REINSTATEMENT, REPLACING LOST CERTIFICATES, ETC.)

                    A UNITHOLDER WHO RECEIVES A UNIT CERTIFICATE WHICH THEREAFTER IS LOST, STOLEN, MUTILATED OR DESTROYED MAY REQUEST THAT THE TRUSTEE PROVIDE A REPLACEMENT CERTIFICATE. IN THAT CASE, THE TRUSTEE MAY CHARGE THE UNITHOLDER A REASONABLE FEE FOR ITS SERVICES AND REQUIRE REIMBURSEMENT OF ANY THIRD PARTY COSTS ASSOCIATED WITH SUPPLYING THE REPLACEMENT.

             (f) STATE WHETHER THE DEPOSITOR, PRINCIPAL UNDERWRITER, CUSTODIAN OR TRUSTEE, OR ANY AFFILIATED PERSON OF THE FOREGOING MAY RECEIVE PROFITS OR OTHER BENEFITS NOT INCLUDED IN ANSWER TO ITEM 13(a) OR 13(d) THROUGH THE SALE OR PURCHASE OF THE TRUST'S SECURITIES OR INTERESTS IN SUCH SECURITIES, OR UNDERLYING SECURITIES OR INTERESTS IN UNDERLYING SECURITIES, AND DESCRIBE FULLY THE NATURE AND EXTENT OF SUCH PROFITS OR BENEFITS.

                    THE DEPOSITOR-SPONSOR IS REQUIRED TO REPURCHASE THE ASSIGNMENTS OF RENTS HELD BY THE TRUSTEE AT THE TERMINATION OF THE TRUST AT A PRICE EQUAL TO THE LESSER OF THE NET AMOUNT THE DEPOSITOR-SPONSOR RECEIVES ON SALE OF THE LEASED PROPERTIES OR THE AMOUNT THE DEPOSITOR-SPONSOR RECEIVED IN EXCHANGE FOR THE TRANSFER TO THE TRUST OF THE ASSIGNMENT(S) OF RENTS. IF THE LEASED PROPERTIES APPRECIATE TO A DOLLAR VALUE IN EXCESS OF THE AMOUNT THE DEPOSITOR-SPONSOR RECEIVED IN EXCHANGE FOR THE ASSIGNMENT(S) OF RENTS, THEN THE DEPOSITOR-SPONSOR IS ENTITLED TO RECOVER THE ORGANIZATIONAL CAPITAL IT INVESTED IN THE TRUST IN ESTABLISHING THE TRUST AND ORGANIZING THE OFFERING OF UNITS. THE DEPOSITOR-SPONSOR IS ALSO ENTITLED TO RETAIN AS PROFIT ANY EXCESS PROCEEDS FROM THE SALE OF THE LEASED PROPERTIES AFTER IT HAS RECOVERED ITS ORGANIZATIONAL CAPITAL.

             (g) STATE THE PERCENTAGE THAT THE AGGREGATE ANNUAL CHARGES AND DEDUCTIONS FOR MAINTENANCE AND OTHER EXPENSES OF THE TRUST BEAR TO THE DIVIDEND AND INTEREST INCOME FROM THE TRUST PROPERTY DURING THE PERIOD COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH.

                    NOT APPLICABLE.

       INFORMATION CONCERNING THE OPERATIONS OF THE TRUST.

       14. DESCRIBE THE PROCEDURE WITH RESPECT TO APPLICATIONS (IF ANY) AND THE ISSUANCE AND AUTHENTICATION OF THE TRUST'S SECURITIES, AND STATE THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT PERTAINING THERETO.

             THE DEPOSITOR-SPONSOR INTENDS TO INITIATE A REGISTERED OFFERING TO THE PUBLIC OF UNITS IN THE TRUST REPRESENTING UNITS OF BENEFICIAL INTEREST. PROSPECTIVE PURCHASERS OF UNITS WILL ENTER INTO SUBSCRIPTIONS TO ACQUIRE SAID UNITS BEING ISSUED BY THE TRUST. A MINIMUM OF $1,400,000 IN PROCEEDS FROM SUBSCRIBED UNITS MUST BE HELD IN ESCROW BEFORE THE SAID PROCEEDS CAN BE RELEASED TO THE DEPOSITOR-SPONSOR. ONCE A PURCHASER IS DETERMINED TO BE QUALIFIED, THE SUBSCRIPTION ACCEPTED AND THE OFFERING PROCEEDS TRANSFERRED TO THE ESCROW AGENT OR THE DEPOSITOR-SPONSOR AS THE CASE MAY BE, THE PURCHASER'S NAME IS ENROLLED IN THE RECORDS OF THE TRUST AS A UNITHOLDER. THEREAFTER, A UNITHOLDER WILL RECEIVE A UNIT CERTIFICATE WHICH IS MANUALLY EXECUTED BY THE DESIGNATED SIGNATORIES FOR THE DEPOSITOR-SPONSOR AND THE TRUSTEE.

             SECTIONS 2.3 AND 2.4 OF THE INDENTURE SET FORTH THE PROVISIONS FOR RECORDING ON THE TRUSTEE'S BOOKS THE OWNERSHIP AND UNITS HELD BY EACH UNITHOLDER BASED ON INFORMATION SUPPLIED TO THE TRUSTEE BY THE DEPOSITOR-SPONSOR.

       15. DESCRIBE THE PROCEDURE WITH RESPECT TO THE RECEIPT OF PAYMENTS FROM PURCHASERS OF THE TRUST'S SECURITIES AND THE HANDLING OF THE PROCEEDS

             THEREOF, AND STATE THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT PERTAINING THERETO.

             THE DEPOSITOR-SPONSOR RECEIVES, FOLLOWING ONE OR MORE CLOSINGS OF THE OFFERING OF UNITS IN THE TRUST, NET OFFERING PROCEEDS FROM QUALIFIED PURCHASERS. THE NET OFFERING PROCEEDS ARE APPLIED BY THE DEPOSITOR-SPONSOR TO ACQUIRE THE SECURITIES IDENTIFIED IN THE TRUST INDENTURE, SCHEDULE A. SECTION 2.1, 2.2 AND 2.3 OF THE TRUST INDENTURE SETS FORTH THE PROVISIONS WHEREBY THE DEPOSITOR-SPONSOR APPLIES THE NET PROCEEDS OF THE OFFERING TO THE PURCHASE OF SECURITIES, DEPOSITS SAID SECURITIES WITH THE TRUSTEE, AND THE TRUSTEE ACCEPTS THE SECURITIES ACQUIRED BY THE DEPOSITOR-SPONSOR ON BEHALF OF THE TRUST.

       16. DESCRIBE THE PROCEDURE WITH RESPECT TO THE ACQUISITION OF UNDERLYING SECURITIES AND THE DISPOSITION THEREOF, AND STATE THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT PERTAINING THERETO.

             THE DEPOSITOR-SPONSOR MUST FIRST PURCHASE LEASED REAL ESTATE THAT MEETS THE CRITERIA SET FORTH IN THE PROSPECTUS WITH THE NET PROCEEDS OF THE OFFERING FROM WHICH LEASES THE DEPOSITOR-TRUSTEE WILL CREATE AND TRANSFER TO THE TRUSTEE ONE OR MORE ASSIGNMENT OF RENTS. THE DEPOSITOR-SPONSOR WILL USE ANY REMAINING PROCEEDS TO PURCHASE OTHER SECURITIES AS DEFINED IN THE INDENTURE. UPON TERMINATION OF THE TRUST, THE DEPOSITOR -SPONSOR MUST REPURCHASE THE ASSIGNMENT(S) OF RENTS AND WILL DIRECT THE TRUSTEE TO LIQUIDATE ANY OTHER SECURITIES. SECTION 2.1 OF THE INDENTURE PROVIDES FOR THE TRANSFER TO THE TRUST IN CONNECTION WITH THE DEPOSITOR-SPONSOR'S APPLICATION OF THE NET PROCEEDS OF THE OFFERING, THE ASSIGNMENT(S) OF RENTS AND THE OTHER SECURITIES, IF APPLICABLE. SECTION 10.2 OF THE INDENTURE PROVIDES FOR THE DEPOSITOR-SPONSOR'S REPURCHASE OF THE ASSIGNMENT(S) OF RENTS FROM THE TRUST AND THE LIQUIDATION OF ANY OTHER SECURITIES HELD IN THE TRUST.

       17.

             (a) DESCRIBE THE PROCEDURE WITH RESPECT TO WITHDRAWAL OR REDEMPTION BY SECURITY HOLDERS.

                    PRIOR TO TERMINATION OF THE TRUST, THERE IS NO RIGHT OF A UNITHOLDER TO RECEIVE FUNDS FROM THE TRUST IN EXCHANGE FOR HIS/OR HER UNIT(S) OR TO REQUIRE ANY PARTY TO ACQUIRE HIS OR HER UNIT(S).

                    A UNITHOLDER MAY REQUEST A REDEMPTION OF HIS OR HER UNIT(S) BY THE TRUST UPON MAKING THE REQUEST IN WRITING TO THE DEPOSITOR-SPONSOR WHICH MAY, IN ITS SOLE DISCRETION, AUTHORIZE THE TRUSTEE TO REDEEM THE UNIT(S) PER THE UNITHOLDER'S REQUEST.

             (b) FURNISH THE NAMES OF ANY PERSONS WHO MAY REDEEM OR REPURCHASE, OR ARE REQUIRED TO REDEEM OR REPURCHASE, THE TRUST'S

                    SECURITIES OR UNDERLYING SECURITIES FROM SECURITY HOLDERS, AND THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT PERTAINING THERETO.

                    THE TRUSTEE, CITIZENS FIRST SAVINGS BANK, SHALL UPON AUTHORIZATION FROM THE DEPOSITOR-SPONSOR, GENESIS FINANCIAL GROUP, INC. REDEEM UNITS. NO PERSON IS REQUIRED TO REDEEM OR REPURCHASE THE TRUST'S UNITS. THE DEPOSITOR-SPONSOR IS REQUIRED TO REPURCHASE THE ASSIGNMENT(S) OF RENTS HELD BY THE TRUST UPON THE TERMINATION OF THE TRUST. SECTION 10.2 OF THE INDENTURE REQUIRES THE DEPOSITOR-SPONSOR TO REPURCHASE THE ASSIGNMENT(S) OF RENTS AT A PRICE WHICH IS THE LOWER OF THE NET AMOUNT THE DEPOSITOR-SPONSOR RECEIVED FROM THE SALE OF THE LEASED REAL ESTATE FROM WHICH THE ASSIGNMENT(S) OF RENTS WERE CREATED OR THE AMOUNT OF NET PROCEEDS FROM THE OFFERING RECEIVED BY THE DEPOSITOR-SPONSOR AS CONSIDERATION FOR THE ASSIGNMENT(S) OF RENTS.

             (c) INDICATE WHETHER REPURCHASED OR REDEEMED SECURITIES WILL BE CANCELLED OR MAY BE RESOLD.

                    THE ACTUAL UNITS THAT ARE REDEEMED WILL BE CANCELLED BY THE TRUSTEE. HOWEVER, THE INDENTURE (SECTION 5.3) GRANTS THE DEPOSITOR-SPONSOR THE RIGHT TO SELL ADDITIONAL UNITS TO REPLACE THOSE THAT WERE REDEEMED.

       18.

             (a) DESCRIBE THE PROCEDURE WITH RESPECT TO THE RECEIPT, CUSTODY AND DISPOSITION OF THE INCOME AND OTHER DISTRIBUTABLE FUNDS OF THE TRUST, AND STATE THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT PERTAINING THERETO.

                    THE TRUSTEE RECEIVES MONTHLY FROM THE DEPOSITOR-SPONSOR RENTS COLLECTED BY AN AFFILIATE OF THE DEPOSITOR-SPONSOR PURSUANT TO THE ASSIGNMENT(S) OF RENTS. THE TRUSTEE SHALL COLLECT IN AGGREGATE MONTHLY ALL EARNINGS PAID FOR THAT MONTH WITH RESPECT TO THE OTHER SECURITIES NOT COUNTING ANY MONIES RECEIVED FROM THE SALE OF SECURITIES. THE TRUSTEE WILL HOLD SAID RENTS AND EARNINGS IN AN INCOME ACCOUNT ESTABLISHED BY THE TRUSTEE. THE TRUSTEE, ON INSTRUCTIONS FROM THE DEPOSITOR-SPONSOR, WILL WITHDRAW FROM THE INCOME ACCOUNT SUCH FUNDS AS ARE INSTRUCTED TO BE PLACED INTO A RESERVE ACCOUNT.

                    NET INCOME FROM THE SALE OF SECURITIES IS DEPOSITED INTO A CAPITAL ACCOUNT MAINTAINED BY THE TRUSTEE.

                    THE TRUSTEE, ON A QUARTERLY BASIS, WILL WITHDRAW FROM THE INCOME ACCOUNT OR, IF NECESSARY, THE CAPITAL ACCOUNT, FUNDS REQUIRED TO PAY ITS FEE AND THE

                    FEES FOR COUNSEL. THE TRUSTEE SHALL ALSO, UPON WRITTEN NOTICE FROM THE DEPOSITOR-SPONSOR, DISTRIBUTE FUNDS TO THE UNITHOLDERS.

                    SECURITIES 3.2 AND 3.5 OF THE INDENTURE PROVIDE FOR THE COLLECTION OF RENTS AND EARNINGS INTO AN INCOME ACCOUNT AND FOR THE DISTRIBUTIONS OF FUNDS ON A PERIODIC BASIS TO THE UNITHOLDERS ACCORDING TO THE INSTRUCTIONS OF THE DEPOSITOR-SPONSOR.

             (b) DESCRIBE THE PROCEDURE, IF ANY, WITH RESPECT TO THE REINVESTMENT OF DISTRIBUTIONS TO SECURITY HOLDERS AND STATE THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT PERTAINING THERETO.

                    THE INDENTURE HAS NO PROCEDURE ESTABLISHED FOR THE REINVESTMENT INTO THE TRUST FUND OF ANY DISTRIBUTIONS TO THE UNITHOLDERS.

             (c) IF ANY RESERVES OR SPECIAL FUNDS ARE CREATED OUT OF INCOME OR PRINCIPAL, STATE WITH RESPECT TO EACH SUCH RESERVE OR FUND THE PURPOSE AND ULTIMATE DISPOSITION THEREOF, AND DESCRIBE THE MANNER OF HANDLING OF SAME.

                    RESERVES SHALL BE ESTABLISHED BY TRUSTEE UPON WRITTEN INSTRUCTIONS OF THE DEPOSITOR-SPONSOR, WITH THE FUNDS COMING FROM EITHER THE INCOME FUND OR THE CAPITAL FUND IN ACCORDANCE WITH SAID INSTRUCTIONS. IF IT IS LATER DETERMINED THAT CERTAIN FUNDS IN THE RESERVE ACCOUNT ARE NO LONGER NEEDED FOR THE PURPOSE ORIGINALLY INTENDED, THE DEPOSITOR-SPONSOR WILL THEN INSTRUCT THE TRUSTEE TO RETURN THOSE FUNDS TO THE SAME ACCOUNT FROM WHICH THEY WERE WITHDRAWN OR TO DISTRIBUTE THEM TO THE UNITHOLDERS IF THE TRUST IS TERMINATED.

             (d) SUBMIT A SCHEDULE SHOWING THE PERIODIC AND SPECIAL DISTRIBUTIONS WHICH HAVE BEEN MADE TO SECURITY HOLDERS DURING THE THREE YEARS COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH. STATE FOR EACH SUCH DISTRIBUTION THE AGGREGATE AMOUNT AND AMOUNT PER SHARE. IF DISTRIBUTIONS FROM SOURCES OTHER THAN CURRENT INCOME HAVE BEEN MADE, IDENTIFY EACH SUCH OTHER SOURCE AND INDICATE WHETHER SUCH DISTRIBUTION REPRESENTS THE RETURN OF PRINCIPAL PAYMENTS TO SECURITY HOLDERS. IF PAYMENTS OTHER THAN CASH WERE MADE, DESCRIBE THE NATURE THEREOF THE ACCOUNT CHARGED, AND THE BASIS OF DETERMINING THE AMOUNT OF SUCH CHARGE.

                    NOT APPLICABLE. THE TRUST WAS NOT PREVIOUSLY IN EXISTENCE.

       19. DESCRIBE THE PROCEDURE WITH RESPECT TO THE KEEPING OF RECORDS AND ACCOUNTS OF THE TRUST, THE MAKING OF REPORTS AND THE FURNISHING OF INFORMATION TO SECURITY HOLDERS, AND THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT PERTAINING THERETO.

             THE TRUSTEE MUST ESTABLISH AT LEAST TWO ACCOUNTS -- AN INCOME ACCOUNT TO HOLD NET RENTS AND EARNINGS GENERATED BY SECURITIES AND A CAPITAL ACCOUNT TO HOLD FUNDS RECEIVED FROM THE SALE OF SECURITIES OR OTHER CAPITAL TRANSACTIONS. UPON INSTRUCTIONS FROM THE DEPOSITOR-SPONSOR, THE TRUSTEE SHALL ALSO ESTABLISH A RESERVE ACCOUNT TO BE FUNDED WITH MONIES FROM ONE OR BOTH OF THE OTHER ACCOUNTS. THE TRUSTEE IS RESPONSIBLE FOR KEEPING RECORDS OF ALL FUNDS DEPOSITED INTO AND WITHDRAWN FROM THESE ACCOUNTS WITH DISTRIBUTIONS TO UNITHOLDERS FROM THE INCOME, CAPITAL OR RESERVE ACCOUNTS, THE TRUSTEE MUST PREPARE AND DISTRIBUTE TO THE RESPECTIVE UNITHOLDERS A STATEMENT EXPRESSING THE DISTRIBUTION AS A DOLLAR AMOUNT PER UNIT. ANNUALLY, THE TRUSTEE MUST PREPARE A STATEMENT BROKEN DOWN BY INCOME AND CAPITAL ACCOUNT SETTING FORTH ALL ACCOUNTS RECEIVED AND DISTRIBUTED AS WELL AS THE REMAINING ACCOUNT BALANCE. THE STATEMENT ALSO SETS FORTH A LIST OF THE SECURITIES HELD AT THE END OF THE YEAR, THE UNITS OUTSTANDING AND THE TOTAL AMOUNT DISTRIBUTED TO UNITHOLDERS. SECTIONS 3.2, 3.3, 3.4 AND 3.6 OF THE INDENTURE PROVIDE FOR THE PROCEDURE FOR ESTABLISHING ACCOUNTS BY THE TRUSTEE, THE MAKING OF REPORTS AND THE FURNISHING OF INFORMATION BY THE TRUSTEE TO THE UNITHOLDERS.

       20. STATE THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT CONCERNING THE TRUST WITH RESPECT TO THE FOLLOWING:

             (a)    AMENDMENTS TO SUCH INDENTURE OR AGREEMENT.

                    SECTION 10.1 OF THE INDENTURE PROVIDES THAT AMENDMENTS CAN BE MADE TO THE INDENTURE (1) WITHOUT THE CONSENT OF UNITHOLDERS TO CURE AMBIGUITIES OR MAKE CORRECTIONS; OR (2) WITH THE CONSENT OF MORE THAN 50% OF THE UNITS TO MAKE OTHER CHANGES, EXCEPT CHANGES ALTERING THE RIGHTS BETWEEN UNITHOLDERS CHANGING THE TRUST'S BUSINESS INVESTMENT ACTIVITIES OR ADVERSELY AFFECTING THE TRUST'S STATUS FOR FEDERAL INCOME TAX PURPOSES WHICH REQUIRE THE CONSENT OF ALL UNITHOLDERS.

             (b)    THE EXTENSION OR TERMINATION OF SUCH INDENTURE OR AGREEMENT.

                    SECTION 10.2 OF THE INDENTURE SETS FORTH THE CIRCUMSTANCES UNDER WHICH THE TRUST SHALL TERMINATE AND THE ACTIONS TO BE TAKEN BY THE DEPOSITOR-SPONSOR AND THE TRUSTEE IN THE EVENT OF TERMINATION. THE TRUST WILL TERMINATE ON THE MANDATORY TERMINATION DATE OR BY A VOTE OF ALL THE UNITHOLDERS TO TERMINATE IT OR BY COURT ORDER OR BY INVOLUNTARY BANKRUPTCY. THEREAFTER, THE SECURITIES OF THE TRUST MUST BE SOLD, EITHER TO THE DEPOSITOR-SPONSOR IN THE CASE OF THE ASSIGNMENT(S) OF RENTS OR ON THE MARKET IN HE CASE OF OTHER SECURITIES.

                    THERE IS NO PROVISION IN THE INDENTURE FOR THE EXTENSION OF THE TRUST BEYOND THE MANDATORY TERMINATION DATE.

             (c) THE REMOVAL OR RESIGNATION OF THE TRUSTEE OR CUSTODIAN, OR THE FAILURE OF THE TRUSTEE OR CUSTODIAN TO PERFORM ITS DUTIES, OBLIGATIONS AND FUNCTIONS.

                    THE TRUSTEE MAY BE REMOVED, WITH OR WITHOUT CAUSE AT ANY TIME BY THE DEPOSITOR-SPONSOR WITH NOTICE TO ALL UNITHOLDERS. THE TRUSTEE MAY RESIGN AT ANY TIME ON 60-DAYS PRIOR WRITTEN NOTICE TO ALL UNITHOLDERS. A TRUSTEE WHICH FAILS TO PERFORM ITS DUTIES, OBLIGATIONS OR FUNCTIONS IS EXCUSED FROM LIABILITY EXCEPT IN THE CASE OF GROSS NEGLIGENCE OR WILLFUL MISCONDUCT.

             (d) THE APPOINTMENT OF A SUCCESSOR TRUSTEE AND THE PROCEDURE IF A SUCCESSOR TRUSTEE IS NOT APPOINTED.

                    IN THE EVENT OF THE REMOVAL OR RESIGNATION OF A TRUSTEE, THE SUCCESSOR IS APPOINTED BY THE DEPOSITOR-SPONSOR. HOWEVER, IF NO SUCCESSOR IS APPOINTED AFTER 30 DAYS, THE RETIRING TRUSTEE MAY APPLY TO A COURT FOR THE APPOINTMENT OF A SUCCESSOR TRUSTEE. IF NO SUCCESSOR IS APPOINTED THROUGH THIS MECHANISM, THE UNITHOLDERS MAY VOTE TO TERMINATE THE TRUST.

             (e) THE REMOVAL OR RESIGNATION OF THE DEPOSITOR, OR THE FAILURE OF THE DEPOSITOR TO PERFORM ITS DUTIES, OBLIGATIONS AND FUNCTIONS.

                    IN THE EVENT THAT THE DEPOSITOR-SPONSOR FAILS TO PERFORM ITS DUTIES, OBLIGATIONS AND FUNCTIONS UNDER THE INDENTURE DUE TO NEGLIGENCE, WILLFUL MISFEASANCE OR BAD FAITH OR BECOMES BANKRUPT OR INSOLVENT, IT CAN BE REMOVED BY A VOTE OF MORE THAN 50% OF THE UNITS. THE DEPOSITOR-SPONSOR IS NOT LIABLE FOR DETERMINATIONS MADE IN GOOD FAITH OR ERRORS IN JUDGMENT.

             (f) THE APPOINTMENT OF A SUCCESSOR DEPOSITOR AND THE PROCEDURE IF A SUCCESSOR DEPOSITOR IS NOT APPOINTED.

                    HOLDERS OF MORE THAN 50% OF THE UNITS MAY VOTE TO APPOINT A SUCCESSOR DEPOSITOR-SPONSOR. THE SAID HOLDERS MAY VOTE TO TERMINATE THE TRUST IN LIEU OF SELECTING A SUCCESSOR DEPOSITOR-SPONSOR.

       21.

             (a) STATE THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT WITH RESPECT TO LOANS TO SECURITY HOLDERS.

                    NO PROVISION FOR LOANS TO UNITHOLDERS IS PROVIDED IN THE INDENTURE.

             (b) FURNISH A BRIEF DESCRIPTION OF ANY PROCEDURE OR ARRANGEMENT BY WHICH LOANS ARE MADE AVAILABLE TO SECURITY HOLDERS BY THE DEPOSITOR, PRINCIPAL UNDERWRITER, TRUSTEE OR CUSTODIAN, OR ANY

                    AFFILIATED PERSON OF THE FOREGOING. THE FOLLOWING ITEMS SHOULD BE COVERED:

                    (1) THE NAME OF EACH PERSON WHO MAKES SUCH AGREEMENTS OR ARRANGEMENTS WITH SECURITY HOLDERS.

                    (2)    THE RATE OF INTEREST PAYABLE ON SUCH LOANS.

                    (3)    THE PERIOD FOR WHICH LOANS MAY BE MADE.

                    (4)    COSTS OR CHARGES FOR DEFAULT IN REPAYMENT AT
                           MATURITY.

                    (5) OTHER MATERIAL PROVISIONS OF THE AGREEMENTS OR ARRANGEMENT.

                           NOT APPLICABLE.

             (c) IF SUCH LOANS ARE MADE, FURNISH THE AGGREGATE AMOUNT OF LOANS OUTSTANDING AT THE END OF THE LAST FISCAL YEAR, THE AMOUNT OF INTEREST COLLECTED DURING THE LAST FISCAL YEAR ALLOCATED TO THE DEPOSITOR, PRINCIPAL UNDERWRITER, TRUSTEE OR CUSTODIAN, OR AFFILIATED PERSON OF THE FOREGOING, AND THE AGGREGATE AMOUNT OF LOANS IN DEFAULT AT THE END OF THE LAST FISCAL YEAR COVERED BY FINANCIAL STATEMENTS FILED HEREWITH.

                    NOT APPLICABLE.

       22. STATE THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT WITH RESPECT TO LIMITATIONS ON THE LIABILITIES OF THE DEPOSITOR, TRUSTEE OR CUSTODIAN, OR ANY OTHER PARTY TO SUCH INDENTURE OR AGREEMENT.

             THE DEPOSITOR-SPONSOR IS NOT LIABLE TO UNITHOLDERS FOR TAKING ANY ACTION IN GOOD FAITH PURSUANT TO THE INDENTURE OR FOR ERRORS IN JUDGMENT EXCEPT IN THE CASE OF WILLFUL MISFEASANCE, BAD FAITH, NEGLIGENCE OR DISREGARD OF ITS DUTIES UNDER THE INDENTURE. THE DEPOSITOR-SPONSOR MAY RELY IN GOOD FAITH ON THE GENUINENESS AND VALIDITY OF ANY DOCUMENT SUBMITTED TO IT BY THE TRUSTEE OR ANY OTHER PARTY PURSUANT TO THE INDENTURE AND ITS DUTIES.

             THE TRUSTEE IS NOT LIABLE FOR RELYING ON ANY DOCUMENT OR TAKING ANY ACTION IN GOOD FAITH, AS LONG AS THERE IS NO GROSS NEGLIGENCE OR WILLFUL MISFEASANCE BY THE TRUSTEE.

             NO OTHER PARTIES HAVE THEIR LIABILITY LIMITED BY THE INDENTURE.

       23. DESCRIBE ANY BONDING ARRANGEMENT FOR OFFICERS, DIRECTORS, PARTNERS OR EMPLOYEES OF THE DEPOSITOR OR PRINCIPAL UNDERWRITER OF THE TRUST, INCLUDING THE AMOUNT OF COVERAGE AND THE TYPE OF BOND.

             THE INDENTURE DOES NOT PROVIDE FOR ANY BONDING ARRANGEMENTS FOR ANY PARTIES.

       24. STATE THE SUBSTANCE OF ANY OTHER MATERIAL PROVISIONS OF ANY INDENTURE OR AGREEMENT CONCERNING THE TRUST OR ITS SECURITIES AND A DESCRIPTION OF ANY OTHER MATERIAL FUNCTIONS OR DUTIES OF THE DEPOSITOR, TRUSTEE OR CUSTODIAN NOT STATED IN ITEM 10, OR ITEMS 14 TO 23 INCLUSIVE.

             THE INDENTURE PROVIDES THAT THE SECURITIES HELD BY THE TRUSTEE MUST BE EVALUATED BY THE DEPOSITOR-SPONSOR WHEN THEY ARE DEPOSITED WITH THE TRUSTEE AND THEREAFTER AT THE END OF EACH CALENDAR YEAR. IF THE SECURITIES CARRY A PUBLIC MARKET PRICE, VALUATION IS THE CURRENT ASKED PRICE. OTHER SECURITIES WITH NO PUBLIC MARKET PRICE, SPECIFICALLY THE ASSIGNMENT(S) OF RENTS, ARE VALUED AT THE UNITHOLDERS' TOTAL INVESTMENT IN THE PURCHASE COST OF SAID ASSIGNMENT(S) OF RENTS LESS ANY TRANSACTION EXPENSES. THE DEPOSITOR-SPONSOR WILL USE THIS VALUE UNTIL SUCH TIME AS IT DETERMINES THAT A NEW VALUE SHOULD BE USED BASED ON CHANGED MARKET OR ECONOMIC CONDITIONS, BREACHED LEASE TERMS OR THE LIKE, IN WHICH CASE THE DEPOSITOR-SPONSOR SHALL OBTAIN THE ASSIGNMENT OF RENTS TO BE PAID FOR BY DEPOSITOR-SPONSOR WITHOUT REIMBURSEMENT FROM THE TRUST.

III.   ORGANIZATION, PERSONNEL, AND AFFILIATED PERSONS OF DEPOSITOR.

       ORGANIZATION AND OPERATIONS OF DEPOSITOR.

       25. STATE THE FORM OF ORGANIZATION OF THE DEPOSITOR OF THE TRUST, THE NAME OF THE STATE OR OTHER SOVEREIGN POWER UNDER THE LAWS OF WHICH THE DEPOSITOR WAS ORGANIZED, AND THE DATE OF ORGANIZATION.

             THE DEPOSITOR-SPONSOR IS A MICHIGAN CORPORATION WHICH WAS INCORPORATED ON JUNE 23, 1994.

       26.

             (a) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO ALL FEES RECEIVED BY THE DEPOSITOR OF THE TRUST IN CONNECTION WITH THE EXERCISE OF ANY FUNCTIONS OR DUTIES CONCERNING SECURITIES OF THE TRUST DURING THE PERIOD COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH:

                    NOT APPLICABLE.

             (b) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO ANY FEE OR ANY PARTICIPATION IN FEES RECEIVED BY THE DEPOSITOR FROM ANY UNDERLYING INVESTMENT COMPANY, OR ANY AFFILIATED PERSON OR INVESTMENT ADVISER OF SUCH COMPANY:

                    (1)    THE NATURE OF SUCH FEE OR PARTICIPATION.

                    (2)    THE NAME OF THE PERSON MAKING PAYMENT.

                    (3) THE NATURE OF THE SERVICES RENDERED IN CONSIDERATION FOR SUCH FEE OR PARTICIPATION.

                    (4) THE AGGREGATE AMOUNT RECEIVED DURING THE LAST FISCAL YEAR COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH.

                           NOT APPLICABLE.

       27. DESCRIBE THE GENERAL CHARACTER OF THE BUSINESS ENGAGED IN BY THE DEPOSITOR INCLUDING A STATEMENT AS TO ANY BUSINESS OTHER THAN THAT OF DEPOSITOR OF THE TRUST. IF THE DEPOSITOR ACTS OR HAS ACTED IN ANY CAPACITY WITH RESPECT TO ANY INVESTMENT COMPANY OR COMPANIES OTHER THAN THE TRUST, STATE THE NAME OR NAMES OF SUCH COMPANY OR COMPANIES, THEIR RELATIONSHIP, IF ANY, TO THE TRUST, AND THE NATURE OF THE DEPOSITOR'S ACTIVITIES THEREWITH. IF THE DEPOSITOR HAS CEASED TO ACT IN SUCH NAMED CAPACITY, STATE THE DATE OF A CIRCUMSTANCE SURROUNDING SUCH CESSATION.

             THE DEPOSITOR-SPONSOR, GENESIS FINANCIAL GROUP, INC. ("GENESIS") HAS BEEN ENGAGED IN THE BUSINESS OF ORGANIZING PRIVATELY PLACED UNIT INVESTMENT TRUSTS IN WHICH THE UNDERLYING INVESTMENT IS ONE OR MORE ASSIGNMENTS OF RENTS OF TRIPLE-NET LEASES FOR PROPERTIES PURCHASED BY GENESIS FINANCIAL GROUP USING FUNDS SUPPLIED BY THE INVESTORS IN THE RESPECTIVE UNIT TRUSTS. THE BUSINESS OF GENESIS INVOLVES IDENTIFYING SUITABLE SINGLE USER PROPERTIES AND ACQUIRING THOSE PROPERTIES SUBJECT TO TRIPLE-NET LEASES FROM LARGE CORPORATE OR GOVERNMENT TENANTS. IN CONNECTION WITH ACQUIRING THE PROPERTY, GENESIS MAKES AN ASSIGNMENT OF THE RENTS FROM THE LEASED PROPERTY TO A UNIT TRUST WHICH IN EXCHANGE TRANSFERS TO GENESIS THE NET PROCEEDS FROM THE SALE OF UNITS IN THE UNIT TRUST (ALL SALES PREVIOUS WERE PRIVATE PLACEMENTS). THE DEPOSITOR-SPONSOR HAS NOT AT ANY TIME ACTED IN ANY CAPACITY WITH RESPECT TO ANY INVESTMENT COMPANY OTHER THAN THE TRUST.

       OFFICIALS AND AFFILIATED PERSONS OF DEPOSITOR.

       28.

             (a) FURNISH AS AT LATEST PRACTICABLE DATE THE FOLLOWING INFORMATION WITH RESPECT TO THE DEPOSITOR OF THE TRUST, WITH RESPECT TO EACH OFFICER, DIRECTOR, OR PARTNER OF THE DEPOSITOR, AND WITH RESPECT TO EACH NATURAL PERSON DIRECTLY OR INDIRECTLY OWNING, CONTROLLING OR HOLDING WITH POWER TO VOTE FIVE PERCENT OR MORE OF THE OUTSTANDING VOTING SECURITIES OF THE DEPOSITOR:

       AS AT FEBRUARY 1, 2000
              (Date)

              -----------------------------------------------------------------------------------------

                        NAME AND PRINCIPAL                  NATURE OF RELATIONSHIP OR AFFILIATION
                         BUSINESS ADDRESS                        WITH DEPOSITOR OF THE TRUST
              -----------------------------------------------------------------------------------------
                      D. JAMES BARTON                    PRESIDENT, TREASURER, AND
                      ONE OAKLAND TOWNE SQUARE           DIRECTOR
                      14TH FLOOR, SOUTHFIELD,
                      MICHIGAN  48076

                      GREGORY S. BARTON                  VICE PRESIDENT, SECRETARY
                      ONE OAKLAND TOWNE SQUARE           AND DIRECTOR
                      14TH FLOOR, SOUTHFIELD,
                      MICHIGAN  48076
              -----------------------------------------------------------------------------------------


                               OWNERSHIP OF ALL SECURITIES OF THE DEPOSITOR-SPONSOR.
              -----------------------------------------------------------------------------------------

                           SECURITIES OWNED OF       SECURITIES OWNED OF        SECURITIES OWNED
                            RECORD WHICH ARE          RECORD WHICH ARE         BENEFICIALLY WHICH
                                ALSO OWNED                NOT OWNED             ARE NOT OWNED OF
                               BENEFICIALLY             BENEFICIALLY                 RECORD
              TITLE
              OF                         PERCENT                  PERCENT                  PERCENT
              CLASS         AMOUNT       OF CLASS     AMOUNT      OF CLASS     AMOUNT      OF CLASS
              -----------------------------------------------------------------------------------------
              COMMON          -              -         550           55%        550          55%
               STOCK          -              -         450           45%        450          45%
              -----------------------------------------------------------------------------------------


                                      OWNERSHIP OF ALL SECURITIES OF THE TRUST
              -----------------------------------------------------------------------------------------

                                            GENESIS FINANCIAL GROUP, INC.


                           SECURITIES OWNED OF       SECURITIES OWNED OF        SECURITIES OWNED
                            RECORD WHICH ARE          RECORD WHICH ARE         BENEFICIALLY WHICH
                                ALSO OWNED                NOT OWNED             ARE NOT OWNED OF
                               BENEFICIALLY             BENEFICIALLY                 RECORD
              -----------------------------------------------------------------------------------------
                 TITLE
                   OF                      PERCENT                  PERCENT                  PERCENT
                 CLASS        AMOUNT      OF CLASS      AMOUNT     OF CLASS      AMOUNT     OF CLASS
              -----------------------------------------------------------------------------------------
                UNIT            20           100%          -         NONE           -          NONE


                                                                              20


              -----------------------------------------------------------------------------------------

                          OTHER COMPANIES OF WHICH EACH OF THE PERSONS(1) NAMES ABOVE
                                 IS PRESENTLY AN OFFICER, DIRECTOR OR PARTNER

              -----------------------------------------------------------------------------------------

                NAME AND PRINCIPAL BUSINESS
                  ADDRESS OF SUCH OTHER         NATURE OF BUSINESS OF     NATURE OF AFFILIATION WITH
                         COMPANY                 SUCH OTHER COMPANY           SUCH OTHER COMPANY
              -----------------------------------------------------------------------------------------
              KEYSTONE INVESTMENT CORP.         REAL ESTATE               OWNED 100% BY D.
              AND ALPHA SERVICES CORP.          INVESTMENTS               JAMES BARTON
              ONE OAKLAND TOWNE SQUARE          REAL ESTATE
              - 14TH FLOOR, SOUTHFIELD,         MANAGEMENT
              MICHIGAN 48076

             (b) FURNISH A BRIEF STATEMENT OF THE BUSINESS EXPERIENCE DURING THE LAST FIVE YEARS OF EACH OFFICER, DIRECTOR OR PARTNER OF THE DEPOSITOR.

                    D. JAMES BARTON AND HIS SON GREGG S. BARTON FORMED GENESIS FINANCIAL GROUP, INC. ON JUNE 23, 1994. THE BARTONS CO-MANAGE THE COMPANY. GENESIS'S MAIN LINE OF BUSINESS IS ORIGINATING, SYNDICATING, AND DEALING IN SINGLE TENANT INCOME PRODUCING REAL ESTATE THROUGHOUT THE COUNTRY. TENANTS RANGE FROM FEDERAL/STATE GOVERNMENT AGENCIES TO FORTUNE 500 CORPORATIONS. GENESIS FINANCIAL GROUP, INC. OWNS OVER 400,000 SQ. FT OF LEASE-ABLE SPACE WITH AN ASSET VALUE OF $30 MILLION.

       COMPANIES OWNING SECURITIES OF DEPOSITOR.

       29. FURNISH AS AT LATEST PRACTICABLE DATE THE FOLLOWING INFORMATION WITH RESPECT TO EACH COMPANY WHICH DIRECTLY OR INDIRECTLY OWNS, CONTROLS OR HOLDS WITH POWER TO VOTE FIVE PERCENT OR MORE OF THE OUTSTANDING VOTING SECURITIES OF THE DEPOSITOR:

             NOT APPLICABLE.

       CONTROLLING PERSONS.

       30. FURNISH AS AT LATEST PRACTICABLE DATE THE FOLLOWING INFORMATION WITH RESPECT TO ANY PERSON, OTHER THAN THOSE COVERED BY ITEMS 28, 29 AND 42 WHO DIRECTLY OR INDIRECTLY CONTROLS THE DEPOSITOR. ("CONTROL" FOR THE PURPOSES OF THIS ITEM MEANS "CONTROL" AS DEFINED IN SECTION 2(a)(9) OF THE ACT, BUT WITHOUT REFERENCE TO THE PRESUMPTION CREATED THEREIN.) (IF NO SUCH OTHER PERSON CONTROLS THE DEPOSITOR, INDICATE "NONE."):
             AS AT FEBRUARY 1, 2000
                    (Date)

--------------------------
(1) Exclude persons whose affiliation with the depositor arises solely by virtue of stock ownership (Section 2(a)(3)(A) of the Act).

              -----------------------------------------------------------------------------------------

                NAME AND PRINCIPAL               NATURE OF PRINCIPAL             BRIEF DESCRIPTION OF
                 BUSINESS ADDRESS              BUSINESS OF SUCH PERSON             BASIS OF CONTROL
              -----------------------------------------------------------------------------------------
              NONE.

       COMPENSATION OF OFFICERS AND DIRECTORS OF DEPOSITOR.

       COMPENSATION OF OFFICERS OF DEPOSITOR.

       31. FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO THE REMUNERATION FOR SERVICES PAID BY THE DEPOSITOR DURING THE LAST FISCAL YEAR COVERED BY FINANCIAL STATEMENTS FILED HEREWITH:

             (a) DIRECTLY TO EACH OF THE OFFICERS OR PARTNERS OF THE DEPOSITOR DIRECTLY RECEIVING THE THREE HIGHEST AMOUNTS OF
                    REMUNERATION:

                    -----------------------------------------------------------------------------------
                                                     CAPACITY IN WHICH                AMOUNT OF
                                                   RECEIVED AND NATURE OF         REMUNERATION PAID
                          NAME OF PERSON                  SERVICES
                    -----------------------------------------------------------------------------------
                    D. JAMES BARTON                    PRESIDENT                         NONE
                    GREGG S. BARTON                     ACQUISITIONS                     $80,400.99

             (b) DIRECTLY TO ALL OFFICERS OR PARTNERS OF THE DEPOSITOR AS A GROUP EXCLUSIVE OF PERSONS WHOSE REMUNERATION IS INCLUDED UNDER ITEM 31(a), STATING SEPARATELY THE AGGREGATE AMOUNT PAID BY THE DEPOSITOR ITSELF AND THE AGGREGATE AMOUNT PAID BY ALL THE SUBSIDIARIES;

                    NONE.

             (c) INDIRECTLY OR THROUGH SUBSIDIARIES TO EACH OF THE OFFICERS OR PARTNERS OF THE DEPOSITOR:

                    -----------------------------------------------------------------------------------
                           NAME OF     RELATIONSHIP OF    NAME OF COMPANY              RELATIONSHIP OF
                           PERSON        PERSON TO           RECEIVING                    PERSON TO
                                         DEPOSITOR         REMUNERATION                    COMPANY
                                                                                          RECEIVING
                                                                                         REMUNERATION
                    D. JAMES BARTON   PRESIDENT          D. JAMES BARTON, P.C.          PRESIDENT

                    D. JAMES BARTON   PRESIDENT          ALPHA SERVICES CORP.           PRESIDENT

                    D. JAMES BARTON   PRESIDENT          KEYSTONE INVESTMENT CORP.      PRINCIPAL
                    -----------------------------------------------------------------------------------

                    -----------------------------------------------------------------------------------

                         NATURE OF SERVICES              NAME OF EACH              AMOUNT PAID BY EACH
                                                        PAYING COMPANY                 SUCH COMPANY
                     LEGAL FEES                      DEPOSITOR-SPONSOR                    $40,000
                     PROPERTY MANAGEMENT             ALPHA SERVICES CORP.                 $11,800
                     LEGAL FEES                      KEYSTONE INVESTMENT CORP.            $10,000
                    -----------------------------------------------------------------------------------

       COMPENSATION OF DIRECTORS.

       32. FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO THE REMUNERATION FOR SERVICES, EXCLUSIVE OF REMUNERATION REPORTED UNDER ITEM 31, PAID BY THE DEPOSITOR DURING THE LAST FISCAL YEAR COVERED BY FINANCIAL STATEMENTS FILED HEREWITH:

             (a)    THE AGGREGATE DIRECT REMUNERATION TO DIRECTORS:   NONE.

             (b)    INDIRECTLY OR THROUGH SUBSIDIARIES TO DIRECTORS:   NONE.

       COMPENSATION TO EMPLOYEES.

       33.

             (a) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO THE AGGREGATE AMOUNT OF REMUNERATION FOR SERVICES OF ALL EMPLOYEES OF THE DEPOSITOR (EXCLUSIVE OF PERSONS WHOSE REMUNERATION IS REPORTED IN ITEMS 31 AND 32) WHO RECEIVED REMUNERATION IN EXCESS OF $10,000 DURING THE LAST FISCAL YEAR COVERED BY FINANCIAL STATEMENTS FILED HEREWITH FROM THE DEPOSITOR AND ANY OF ITS SUBSIDIARIES:

                    -----------------------------------------------------------------------------------
                                                                                        AMOUNT OF
                                         CAPACITY IN WHICH      NAME OF EACH          REMUNERATION
                        NAME OF            REMUNERATION        COMPANY PAYING         PAID BY EACH
                         PERSON            WAS RECEIVED         REMUNERATION          SUCH COMPANY
                     WILLIAM THOMAS      FINANCIAL ANALYST    DEPOSITOR-SPONSOR       $37,683.60
                     VALERIE POPOFSKI    OFFICE MANAGER       DEPOSITOR-SPONSOR       $23,920.00
                    -----------------------------------------------------------------------------------

             (b) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO THE REMUNERATION FOR SERVICES PAID DIRECTLY DURING THE LAST FISCAL YEAR COVERED BY FINANCIAL STATEMENTS FILED HEREWITH TO THE FOLLOWING CLASSES OF PERSONS (EXCLUSIVE OF THOSE PERSONS COVERED BY ITEM 33(a)): (1) SALES MANAGERS, BRANCH MANAGERS, DISTRICT MANAGERS, AND OTHER PERSONS SUPERVISING THE SALE OF REGISTRANT'S SECURITIES; (2) SALESMEN, SALES AGENTS, CANVASSERS, AND OTHER PERSONS MAKING SOLICITATIONS BUT NOT IN A SUPERVISORY CAPACITY; (3) ADMINISTRATIVE AND CLERICAL EMPLOYEES; AND (4) OTHERS (SPECIFY). IF A PERSON IS

                    EMPLOYED IN MORE THAN ONE CAPACITY, CLASSIFY ACCORDING TO PREDOMINANT TYPE OF WORK:

                    -----------------------------------------------------------------------------------

                          CLASS OF PERSONS               NUMBER             AGGREGATE REMUNERATION
                    -----------------------------------------------------------------------------------
                    (2) TO BE SUPPLIED                                      $318,845.

       COMPENSATION TO OTHER PERSONS.

       34. FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO THE AGGREGATE AMOUNT OF COMPENSATION FOR SERVICES PAID ANY PERSON (EXCLUSIVE OF PERSONS WHOSE REMUNERATION IS REPORTED IN ITEMS 31, 32 AND 33), WHOSE AGGREGATE COMPENSATION IN CONNECTION WITH SERVICES RENDERED WITH RESPECT TO THE TRUST IN ALL CAPACITIES EXCEEDED $10,000 DURING THE LAST FISCAL YEAR COVERED BY FINANCIAL STATEMENTS FILED HEREWITH FROM THE DEPOSITOR AND ANY OF ITS SUBSIDIARIES:

             ------------------------------------------------------------------------------------------
                                                                                          AMOUNT OF
                                           CAPACITY IN WHICH       NAME OF EACH          COMPENSATION
                     NAME OF                 COMPENSATION         COMPANY PAYING         PAID BY EACH
                     PERSON                  WAS RECEIVED          COMPENSATION          SUCH COMPANY
              LIEBEN, WHITTED LAW FIRM     ATTORNEYS             DEPOSITOR-SPONSOR      $28,450
              MESSINGER PRINTING           PRINTING              DEPOSITOR-SPONSOR      $31,097
              ZWICK AND SOLOMON            ACCOUNTING            DEPOSITOR-SPONSOR      $42,859
             ------------------------------------------------------------------------------------------

IV.    DISTRIBUTION AND REDEMPTION OF SECURITIES.

       DISTRIBUTION OF SECURITIES.

       35.   FURNISH THE NAMES OF THE STATES IN WHICH SALES OF THE TRUST'S
             SECURITIES: (A) ARE CURRENTLY BEING MADE, (B) ARE PRESENTLY PROPOSED TO BE MADE, AND (C) HAVE BEEN DISCONTINUED, INDICATING BY APPROPRIATE LETTER THE STATUS WITH RESPECT TO EACH STATE.

             (A) NONE.

             (B) TO BE SUPPLIED.

             (C) NOT APPLICABLE.

       36. IF SALES OF THE TRUST'S SECURITIES HAVE AT ANY TIME SINCE JANUARY 1, 1936 BEEN SUSPENDED FOR MORE THAN A MONTH, DESCRIBE BRIEFLY THE REASONS FOR SUCH SUSPENSION.

             NOT APPLICABLE.

       37.

             (a) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO EACH INSTANCE WHERE, SUBSEQUENT TO JANUARY 1, 1937, ANY FEDERAL OR STATE GOVERNMENTAL OFFICER, AGENCY, OR REGULATORY BODY DENIED AUTHORITY TO DISTRIBUTE SECURITIES OF THE TRUST, EXCLUDING A DENIAL WHICH WAS MERELY A PROCEDURAL STEP PRIOR TO ANY DETERMINATION BY SUCH OFFICER, ETC. AND WHICH DENIAL WAS SUBSEQUENTLY RESCINDED:

                    (1)    NAME OF OFFICER, AGENCY OR BODY.

                    (2)    DATE OF DENIAL.

                    (3)    BRIEF STATEMENT OF REASON GIVEN FOR DENIAL.

                    NOT APPLICABLE.

             (b) FURNISH THE FOLLOWING INFORMATION WITH REGARD TO EACH INSTANCE WHERE, SUBSEQUENT TO JANUARY 1, 1937, THE AUTHORITY TO DISTRIBUTE SECURITIES OF THE TRUST HAS BEEN REVOKED BY ANY FEDERAL OR STATE GOVERNMENTAL OFFICER, AGENCY OR REGULATORY BODY:

                    (1)    NAME OF OFFICER, AGENCY OR BODY.

                    (2)    DATE OF REVOCATION.

                    (3)    BRIEF STATEMENT OF REASON GIVEN FOR REVOCATION.

                    NOT APPLICABLE.

       38.

             (a) FURNISH A GENERAL DESCRIPTION OF THE METHOD OF DISTRIBUTION OF SECURITIES OF THE TRUST.

                    THE DEPOSITOR-SPONSOR WILL ENTER INTO ONE OR MORE DISTRIBUTION AGREEMENTS WITH REGISTERED BROKER-DEALERS TO OFFER AND SELL THE TRUST'S UNITS ON A BEST EFFORTS BASIS. THE BROKER-DEALER WHO ENTERS INTO A DISTRIBUTION AGREEMENT ARE ALLOWED TO ENTER INTO SELLING AGREEMENTS WITH OTHER REGISTERED BROKER-DEALERS WHO WILL RECEIVE SELLING CONCESSIONS FROM THE DISTRIBUTING BROKER-DEALER. THE DISTRIBUTOR(S) WILL RECEIVE A COMMISSION REPRESENTING A PERCENTAGE OF THE TOTAL SALES PRICE OF A UNIT FOR EACH PURCHASED UNIT FOR WHICH A CLOSING OCCURS.

             (b) STATE THE SUBSTANCE OF ANY CURRENT SELLING AGREEMENT BETWEEN EACH PRINCIPAL UNDERWRITER AND THE TRUST OR THE DEPOSITOR, INCLUDING A STATEMENT AS TO THE INCEPTION AND TERMINATION DATES OF THE AGREEMENT, ANY RENEWAL AND TERMINATION PROVISIONS, AND ANY ASSIGNMENT PROVISIONS.

                    THE SELLING AGREEMENT, ALSO KNOWN AS THE DISTRIBUTION AGREEMENT, PROVIDES FOR THE ENGAGEMENT OF A REGISTERED BROKER-DEALER WHO, TOGETHER WITH OTHER REGISTERED BROKER-DEALERS WHO ENTER INTO AGREEMENTS WITH THE DISTRIBUTING BROKER-DEALER, WILL OFFER AND SELL UNITS IN THE TRUST ON A BEST EFFORTS BASIS. FOR UNITS SOLD PURSUANT TO THE OFFERING, THE DISTRIBUTING BROKER-DEALER WILL RECEIVE A COMMISSION IN AN AMOUNT OF MONEY EQUAL TO A PERCENTAGE OF THE SALES PRICE OF THE UNIT. OTHER BROKER-DEALERS INVOLVED IN SELLING UNITS WILL RECEIVE A PORTION OF THE DISTRIBUTING BROKER'S SALES COMMISSION.

                    THE DISTRIBUTION AGREEMENT WILL BE EXECUTED BY THE PARTIES THERETO AS SOON AS THE TRUST'S '33 ACT REGISTRATION IS DECLARED EFFECTIVE. IT WILL CONTINUE FOR AS LONG AS THE TRUST'S OFFERING CONTINUES PURSUANT TO THE TERMS OF ITS PROSPECTUS, UNLESS SOONER TERMINATED BY ITS TERMS OR BY AGREEMENT OF THE PARTIES. THE DISTRIBUTION AGREEMENT WILL TERMINATE UPON THE COMPLETION OF THE OFFERING ACCORDING TO ITS TERMS OR THE TERMINATION OF THE OFFERING PERIOD, WHICHEVER IS SOONER. THE DISTRIBUTION AGREEMENT MAY ALSO BE TERMINATED BY EITHER PARTY ON TEN DAYS' PRIOR NOTICE TO THE OTHER PARTY. THE DISTRIBUTION AGREEMENT IS NOT ASSIGNABLE BY EITHER PARTY WITHOUT THE PRIOR WRITTEN CONSENT OF THE OTHER PARTY.

             (c) STATE THE SUBSTANCE OF ANY CURRENT AGREEMENTS OR ARRANGEMENTS OF EACH PRINCIPAL UNDERWRITER WITH DEALERS, AGENTS, SALESMEN, ETC. WITH RESPECT TO COMMISSIONS AND OVERRIDING COMMISSIONS, TERRITORIES, FRANCHISES, QUALIFICATIONS AND REVOCATIONS. IF THE TRUST IS THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES, FURNISH SCHEDULES OF COMMISSIONS AND THE BASES THEREOF. IN LIEU OF A STATEMENT CONCERNING SCHEDULES OF COMMISSIONS, SUCH SCHEDULES OF COMMISSIONS MAY BE FILED AS EXHIBIT A(3)(c).

                    NO AGREEMENTS OR ARRANGEMENTS EXIST AT THIS POINT BETWEEN THE PRINCIPAL UNDERWRITER AND OTHER DEALERS, AGENTS, SALESMEN, ETC. WITH RESPECT TO COMMISSIONS AND OVERRIDING COMMISSIONS, TERRITORIES, FRANCHISES, QUALIFICATIONS AND REVOCATIONS. IF AND WHEN SUCH AGREEMENTS OR ARRANGEMENTS ARE ENTERED INTO, THEY WILL BE PROMPTLY DISCLOSED BY AMENDMENT.

       INFORMATION CONCERNING PRINCIPAL UNDERWRITER.

       39.

             (a) STATE THE FORM OF ORGANIZATION OF EACH PRINCIPAL UNDERWRITER OF SECURITIES OF THE TRUST, THE NAME OF THE STATE OR OTHER SOVEREIGN POWER UNDER THE LAWS OF WHICH EACH UNDERWRITER WAS ORGANIZED, AND THE DATE OF ORGANIZATION.

                    NO PRINCIPAL UNDERWRITER HAS BEEN IDENTIFIED AT THIS TIME. IT IS EXPECTED THAT THE DEPOSITOR-SPONSOR WILL RELY ON TWO OR THREE UNDERWRITING FIRMS TO DISTRIBUTE THE UNITS ON A BEST EFFORTS, NON-EXCLUSIVE BASIS. IF AND WHEN A PRINCIPAL UNDERWRITER IS IDENTIFIED, THE INFORMATION REQUESTED PURSUANT TO THIS ITEM WILL BE SUPPLIED BY AN AMENDMENT.

             (b) STATE WHETHER ANY PRINCIPAL UNDERWRITER CURRENTLY DISTRIBUTING SECURITIES OF THE TRUST IS A MEMBER OF THE NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC.

                    IT IS A REQUIREMENT OF THE DISTRIBUTION AGREEMENT WITH THE PRINCIPAL BROKER-DEALER THAT IT BE A MEMBER IN GOOD STANDING OF THE NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC.

       40.

             (a) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO ALL FEES RECEIVED BY EACH PRINCIPAL UNDERWRITER OF THE TRUST FROM THE SALE OF SECURITIES OF THE TRUST AND ANY OTHER FUNCTIONS IN CONNECTION THEREWITH EXERCISED BY SUCH UNDERWRITER IN SUCH CAPACITY OR OTHERWISE DURING THE PERIOD COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH:

                    ------------------------------------------------------------------------------------------

                                                         NAME OF PRINCIPAL UNDERWRITER
                    ------------------------------------------------------------------------------------------
                                                                     AMOUNT
                                                         AMOUNT        OF                  AGGREGATE
                                  TOTAL      AMOUNT        OF        MANAGEM     AMOUNT      GROSS
                                PAYMENTS    OF SALES    ADMINISTR    ENT FEES   OF OTHER     AMOUNT
                                   BY         LOAD      ATION FEES   RECEIVED     FEES      OF LOAD,
                       YEAR     SECURITY    RECEIVED     RECEIVED               RECEIVED   FEES, ETC.
                                 HOLDERS                                                    RECEIVED
                    ------------------------------------------------------------------------------------------

                    NOT APPLICABLE.

             (b) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO ANY FEE OR ANY PARTICIPATION IN FEES RECEIVED BY EACH PRINCIPAL UNDERWRITER FROM ANY UNDERLYING INVESTMENT COMPANY OR ANY AFFILIATED PERSON OR INVESTMENT ADVISER OF SUCH COMPANY:

                    (1)    THE NATURE OF SUCH FEE OR PARTICIPATION.

                           THE FEES RECEIVED WERE IN THE FORM OF COMMISSIONS.

                    (2)    THE NAME OF THE PERSON MAKING PAYMENT.

                           THE PAYMENTS WERE MADE BY GENESIS FINANCIAL GROUP,
                           INC.

                    (3) THE NATURE OF THE SERVICES RENDERED IN CONSIDERATION FOR SUCH FEE OR PARTICIPATION.

                           THE SERVICES RENDERED WERE AS A PLACEMENT AGENT IN CONNECTION WITH VARIOUS PRIVATE PLACEMENTS OF UNITS IN UNIT TRUSTS SPONSORED BY GENESIS FINANCIAL GROUP, INC.

                    (4) THE AGGREGATE AMOUNT RECEIVED DURING THE LAST FISCAL YEAR COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH.

                           THE AGGREGATE AMOUNT RECEIVED BY NASD BROKER-DEALERS FOR THE YEAR 2000 IS ZERO; THE AGGREGATE AMOUNT RECEIVED IN 1999 WAS 318,845.

       41.

             (a) DESCRIBE THE GENERAL CHARACTER OF THE BUSINESS ENGAGED IN BY EACH PRINCIPAL UNDERWRITER, INCLUDING A STATEMENT AS TO ANY BUSINESS OTHER THAN THE DISTRIBUTION OF SECURITIES OF THE TRUST. IF A PRINCIPAL UNDERWRITER ACTS OR HAS ACTED IN ANY CAPACITY WITH RESPECT TO ANY INVESTMENT COMPANY OR COMPANIES OTHER THAN THE TRUST, STATE THE NAME OR NAMES OF SUCH COMPANY OR COMPANIES, THEIR RELATIONSHIP, IF ANY, TO THE TRUST, AND THE NATURE OF SUCH ACTIVITIES. IF A PRINCIPAL UNDERWRITER HAS CEASED TO ACT IN SUCH NAMED CAPACITY, STATE THE DATE OF AND THE CIRCUMSTANCES SURROUNDING SUCH CESSATION.

                    TO BE SUPPLIED BY AMENDMENT.

             (b) FURNISH AS AT LATEST PRACTICABLE DATE THE ADDRESS OF EACH BRANCH OFFICE OF EACH PRINCIPAL UNDERWRITER CURRENTLY SELLING SECURITIES OF TRUST AND FURNISH THE NAME AND RESIDENCE ADDRESS OF THE PERSON IN CHARGE OF SUCH OFFICE.

                    NOT APPLICABLE.

             (c) FURNISH THE NUMBER OF INDIVIDUAL SALESMEN OF EACH PRINCIPAL UNDERWRITER THROUGH WHOM ANY OF THE SECURITIES OF THE TRUST WERE DISTRIBUTED FOR THE LAST FISCAL YEAR OF THE TRUST COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH AND FURNISH THE AGGREGATE

                    AMOUNT OF COMPENSATION RECEIVED BY SUCH SALESMEN IN SUCH YEAR. (SEGREGATE FULL-TIME AND PART-TIME SALESMEN.)

                    NOT APPLICABLE.

       42. FURNISH AS AT LATEST PRACTICABLE DATE THE FOLLOWING INFORMATION WITH RESPECT TO EACH PRINCIPAL UNDERWRITER CURRENTLY DISTRIBUTING SECURITIES OF THE TRUST AND WITH RESPECT TO EACH PRINCIPAL UNDERWRITER CURRENTLY DISTRIBUTING SECURITIES OF THE TRUST AND WITH RESPECT TO EACH OF THE OFFICERS, DIRECTORS OR PARTNERS OF SUCH
             UNDERWRITER:

             NOT APPLICABLE.

       43. FURNISH, FOR THE LAST FISCAL YEAR COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH, THE AMOUNT OF BROKERAGE COMMISSIONS RECEIVED BY ANY PRINCIPAL UNDERWRITER WHO IS A MEMBER OF A NATIONAL SECURITIES EXCHANGE AND WHO IS CURRENTLY DISTRIBUTING THE SECURITIES OF THE TRUST OR EFFECTING TRANSACTIONS FOR THE TRUST IN THE PORTFOLIO SECURITIES OF THE TRUST.

             NOT APPLICABLE.

       OFFERING PRICE OR ACQUISITION VALUATION OF SECURITIES OF THE TRUST.

       44.
             (a) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO THE METHOD OF VALUATION USED BY THE TRUST FOR PURPOSES OF DETERMINING THE OFFERING PRICE TO THE PUBLIC OF SECURITIES ISSUED BY THE TRUST, OR THE VALUATION OF SHARES OR INTERESTS IN THE UNDERLYING SECURITIES ACQUIRED BY THE HOLDER OF A PERIODIC PAYMENT PLAN CERTIFICATE:

                    (1) THE SOURCE OF QUOTATIONS USED TO DETERMINE THE VALUE OF PORTFOLIO SECURITIES.

                           THE OFFERING PRICE OF THE UNITS IS ESTABLISHED ARBITRARILY BY THE DEPOSITOR-SPONSOR AND IS UNRELATED TO ANY MARKET DETERMINATION OR NET ASSET VALUE CALCULATION. THE VALUES OF THE SECURITIES HELD BY THE TRUST ARE DETERMINED BY THE CLOSING ASKED PRICE IF THE PARTICULAR SECURITY'S PRICE IS REPORTED PUBLICLY. IN THE CASE OF THE ASSIGNMENT(S) OF RENTS, THE VALUE EQUALS THE AMOUNT PAID BY THE TRUST FOR EACH ASSIGNMENT OF RENT, UNLESS THE DEPOSITOR-SPONSOR DETERMINES THAT DUE TO EXTRAORDINARY ECONOMIC CONDITIONS, INTEREST RATES, A MAJOR CASUALTY AT THE PROPERTY BEING LEASED OR SOME OTHER SIGNIFICANT FACTOR THE APPLICABLE ASSIGNMENT OF RENT NEEDS TO BE RE-VALUED. IN THAT CASE, THE DEPOSITOR-SPONSOR WILL ENGAGE AT ITS EXPENSE A THIRD PARTY APPRAISER TO VALUE THE ASSIGNMENT OF RENT.

                           NOTE THAT THE UNITS OF THE TRUST ARE UNLIKELY TO EVER HAVE A PUBLIC TRADING MARKET AND DURING THE OFFERING PERIOD THE PURCHASE PRICE OF A UNIT WILL NOT VARY. ACCORDINGLY, THERE IS NO REAL NEED FOR OR REFERENCE OF A CONTINUOUSLY UPDATED NET ASSET VALUE OF THE UNITS.

                    (2) WHETHER OPENING, CLOSING, BID, ASKED OR ANY OTHER PRICE IS USED.

                           WITH RESPECT TO THE SECURITIES HELD IN THE TRUST FOR WHICH THERE ARE PUBLISHED MARKET PRICES, THOSE SECURITIES ARE VALUED ON THE BASIS OF THE PUBLISHED CLOSING ASKED PRICES CLOSEST TO THE VALUATION DATE.

                    (3) WHETHER PRICE IS AS OF THE DAY OF SALE OR AS OF ANY OTHER TIME.

                           THE PRICE OF A UNIT WILL REMAIN CONSTANT THROUGHOUT THE OFFERING PERIOD.

                    (4) A BRIEF DESCRIPTION OF THE METHODS USED BY REGISTRANT FOR DETERMINING OTHER ASSETS AND LIABILITIES, INCLUDING ACCRUAL FOR EXPENSES AND TAXES (INCLUDING TAXES ON UNREALIZED APPRECIATION).

                           THE TRUST HAS NO OTHER ASSETS TO VALUE BESIDES THE SECURITIES IT HOLDS. ANY LIABILITIES OF THE TRUST WHICH WILL CONSIST PRIMARILY OF FEES TO THE TRUSTEE AND TO ATTORNEYS AND ACCOUNTANTS AS WELL AS ADMINISTRATIVE COSTS, ARE DETERMINED ON AN ACCRUAL BASIS. AS A GRANTOR TRUST, THE TRUST ITSELF DOES NOT EXPECT TO INCUR ANY FEDERAL OR STATE INCOME TAXES, NOR DOES IT EXPECT TO INCUR OTHER STATE OR LOCAL INTANGIBLE ASSETS OR SIMILAR TYPE OF PROPERTY TAX.

                    (5) OTHER ITEMS WHICH REGISTRANT ADDS TO THE NET ASSET VALUE IN COMPUTING OFFERING PRICE OF ITS SECURITIES:

                           NOT APPLICABLE AS THE TRUST WILL NOT UTILIZE THE NET ASSET VALUE OF ITS SECURITIES PORTFOLIO IN DETERMINING THE OFFERING PRICE FOR THE UNITS.

                    (6)    WHETHER ADJUSTMENTS ARE MADE FOR FRACTIONS:

                           (i)     BEFORE ADDING DISTRIBUTOR'S COMPENSATION
                                   (LOAD); AND

                           (ii)    AFTER ADDING DISTRIBUTOR'S COMPENSATION
                                   (LOAD).

                           NOT APPLICABLE FOR THE REASON STATED IN
                           ITEM 44(a)(5).

             (b) FURNISH A SPECIMEN SCHEDULE SHOWING THE COMPONENTS OF THE OFFERING PRICE OF THE TRUST'S SECURITIES AS AT THE LATEST PRACTICABLE DATE. SUCH SCHEDULE SHALL BE IN SUBSTANTIALLY THE FOLLOWING FORM:

                    NOT APPLICABLE AS THE OFFERING PRICE FOR THE UNITS IS ESTABLISHED AS AN ARBITRARY DOLLAR AMOUNT BY THE DEPOSITOR-SPONSOR IN CONSULTATION WITH THE DISTRIBUTOR, WHICH PURCHASE PRICE WILL REMAIN CONSTANT THROUGHOUT THE TERM OF THE OFFERING.

                    (1)    VALUE OF PORTFOLIO SECURITIES.

                    (2)    VALUE OF OTHER ASSETS.

                    (3)    TOTAL (1 PLUS 2).

                    (4)    LIABILITIES (INCLUDE ACCRUED EXPENSES AND TAXES).

                    (5)    VALUE OF NET ASSETS (3 MINUS 4).

                    (6)    OTHER CHARGES:

                           (i)     OFF LOT PREMIUMS,

                           (ii)    BROKERAGE COMMISSIONS,

                           (iii)   FEES FOR ADMINISTRATION,

                           (iv)    FEES FOR CUSTODIAN OR TRUSTEE,

                           (v)     FEES FOR REGISTRAR OR TRANSFER AGENT,

                           (vi)    TRANSFER TAXES,

                           (vii)   RESERVES,

                           (viii)  OTHERS,

                           (ix)    TOTAL, 6(i) THROUGH 6(h), INCLUSIVE.

                    (7)    ADJUSTED VALUE OF NET ASSETS (5 PLUS 6(ix)).

                    (8)    NUMBER OF UNITS OUTSTANDING.

                    (9)    NET ASSET VALUE PER UNIT (FOUR DECIMALS);

                           (i)     EXCLUDING OTHER CHARGES (5 DIVIDED BY 8),

                           (ii)    INCLUDING OTHER CHARGES (7 DIVIDED BY 8).

                    (10)   ADJUSTMENT OF 9(b) FOR FRACTIONS.

                    (11)   ADJUSTED NET ASSET VALUE PER UNIT.

                    (12)   OFFERING PRICE (SHOW FOUR DECIMALS).

                           (IF ANY SALES LOAD IS CHARGED, INDICATE AMOUNT, AND APPLY PERCENTAGE LOAD TO 11 OR OTHER APPLICABLE BASE, INDICATING BASE.)


                    (13)   ADJUSTMENT OF 12 FOR FRACTIONS.

                    (14)   OFFERING PRICE.

                    (15) ACCUMULATED UNDISTRIBUTED INCOME PER UNIT (IF NOT INCLUDED IN 3 AND 9).

                    (16)   ADJUSTED PRICE (14 PLUS 15).

                    (17)   EFFECTIVE LOAD PER UNIT:

                           (i)     IN DOLLARS (16-(9(a)+15)),

                           (ii)    IN PERCENTAGE (17(a) OF (9(a)+15)).


             (c) IF THERE IS ANY VARIATION IN THE OFFERING PRICE OF THE TRUST'S SECURITIES TO ANY PERSON OR CLASSES OF PERSONS OTHER THAN UNDERWRITERS, STATE THE NATURE AND AMOUNT OF SUCH VARIATION AND INDICATE THE PERSON OR CLASSES OF PERSONS TO WHOM SUCH OFFERING IS MADE.

                    THERE IS NO VARIATION IN THE OFFERING PRICE OF THE UNITS TO ANY PERSONS OR CLASSES OF PERSONS.

       45. FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO ANY SUSPENSION OF THE REDEMPTION RIGHTS OF THE SECURITIES ISSUED BY THE TRUST DURING THE THREE FISCAL YEARS COVERED BY THE FINANCIAL STATEMENTS FILED
             HEREWITH:

             (a)    BY WHOSE ACTION REDEMPTION RIGHTS WERE SUSPENDED.

             (b) THE NUMBER OF DAY'S NOTICE GIVEN TO SECURITY HOLDERS PRIOR TO SUSPENSION OF REDEMPTION RIGHTS.

             (c)    REASON FOR SUSPENSION.

             (d)    PERIOD DURING WHICH SUSPENSION WAS IN EFFECT.

                    NOT APPLICABLE.

       REDEMPTION VALUATION OF SECURITIES OF THE TRUST.

       46.

             (a) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO THE METHOD OF DETERMINING THE REDEMPTION OR WITHDRAWAL VALUATION OF SECURITIES ISSUED BY THE TRUST:

                    (1) THE SOURCE OF QUOTATIONS USED TO DETERMINE THE VALUE OF PORTFOLIO SECURITIES.

                           THE REDEMPTION PRICE FOR UNITS OF THE TRUST IS CALCULATED BY USING THE EXCHANGE OR OVER THE COUNTER QUOTATIONS FOR TRUST'S TRADED SECURITIES AND THE ORIGINAL PURCHASE COST OR AN UPDATED INDEPENDENT APPRAISER VALUATION, IF APPLICABLE, FOR THE ASSIGNMENT(S) OF RENTS.

                    (2) WHETHER OPENING, CLOSING, BID, ASKED OR ANY OTHER PRICE IS USED.

                           THE ASKED PRICES ARE USED FOR THE TRUST'S TRADED SECURITIES.

                    (3) WHETHER PRICE IS AS OF THE DAY OF SALE OR AS OF ANY OTHER TIME.

                           THE PRICE OF THE UNITS BEING REDEEMED IS DETERMINED BY THE MOST RECENT QUARTERLY EVALUATION OF THE TRUST PORTFOLIO. THIS EVALUATION IS REQUIRED TO BE MADE BY THE DEPOSITOR-SPONSOR AND THEN PRESENTED TO THE TRUSTEE.

                    (4) A BRIEF DESCRIPTION OF THE METHODS USED BY REGISTRANT FOR DETERMINING OTHER ASSETS AND LIABILITIES, INCLUDING ACCRUAL FOR EXPENSES AND TAXES (INCLUDING TAXES ON UNREALIZED APPRECIATION).

                           THERE ARE NO OTHER ASSETS IN THE TRUST BESIDES THE SECURITIES. THE LIABILITIES ARE DETERMINED ON THE ACCRUAL BASIS. THE TRUST DOES NOT ANTICIPATE INCURRING INCOME, PROPERTY OR INTANGIBLE ASSETS TAXES.

                    (5) OTHER ITEMS WHICH REGISTRANT DEDUCTS FROM THE NET ASSET VALUE IN COMPUTING REDEMPTION VALUE OF ITS
                           SECURITIES:

                    ----------------------------------------------------------------------------------------
                                                       FEES FOR
                                                      ------------------------------------------
                                                                                    REGISTRAR     OTHER
                     ODD LOT   BROKERAGE    TRANSFER   ADMINISTRATION   CUSTODIAN   OR TRANSFER   CHARGES
                     PREMIUMS  COMMISSIONS  TAXES                       OR TRUSTEE  AGENT         (DESCRIBE
                                                                                                  BRIEFLY)
                     NO        NO           NO         NO               NO          NO            (1)
                    ----------------------------------------------------------------------------------------

                    (1) THE VALUE DETERMINED FOR AN ASSIGNMENT OF RENTS IS, INITIALLY, THE PRICE PAID FOR THE ASSIGNMENT LESS ANY TRANSACTION COSTS (E.G., LEGAL FEES, REAL ESTATE BROKERAGE, RECORDING COSTS, ETC.) ASSOCIATED WITH THE CREATION AND TRANSFER TO THE TRUST OF THE ASSIGNMENT.

                    (6)    WHETHER ADJUSTMENTS ARE MADE FOR FRACTIONS.

                           NO.

             (b) FURNISH A SPECIMEN SCHEDULE SHOWING THE COMPONENTS OF THE REDEMPTION PRICE TO THE HOLDERS OF THE TRUST'S SECURITIES AS AT THE LATEST PRACTICABLE DATE. SUCH SCHEDULE SHALL BE IN SUBSTANTIALLY THE FOLLOWING FORM:

                    (1)    VALUE OF PORTFOLIO SECURITIES.

                           $1,000,000.

                    (2)    VALUE OF OTHER ASSETS.

                           NONE.

                    (3)    TOTAL (1 PLUS 2).

                           $1,000,000.

                    (4)    LIABILITIES (INCLUDE ACCRUED EXPENSES AND TAXES).

                           NONE.

                    (5)    VALUE OF NET ASSETS (3 MINUS 4).

                           $1,000,000.

                    (6)    OTHER CHARGES:

                           (i)     ODD LOT PREMIUMS,

                                   NONE.

                           (ii)    BROKERAGE COMMISSIONS,

                                   NONE.

                           (iii)   FEES FOR ADMINISTRATION,

                                   NONE.

                           (iv)    FEES FOR CUSTODIAN OR TRUSTEE,

                                   NONE.

                           (v)     FEES FOR REGISTRAR OR TRANSFER AGENT,

                                   NONE.

                           (vi)    TRANSFER TAXES,

                                   NONE.

                           (vii)   RESERVES,

                                   10,000.00

                           (viii)  OTHERS,

                                   40,000

                           (ix)    TOTAL, 6(i) THROUGH 6(viii), INCLUSIVE.

                                   50,000

                    (7)    ADJUSTED VALUE OF NET ASSETS (5 MINUS 6(ix)).

                           750,000

                    (8)    NUMBER OF UNITS OUTSTANDING.

                           7,000

                    (9)    NET ASSET VALUE PER UNIT (FOUR DECIMALS):

                           (i)     EXCLUDING OTHER CHARGES (5 DIVIDED BY 8),

                                   1,000.0000

                           (ii)    INCLUDING OTHER CHARGES (7 DIVIDED BY 8).

                                   950.0000

                    (10)   ADJUSTMENT OF 9(b) FOR FRACTIONS.

                           NONE.

                    (11)   ADJUSTED NET ASSET VALUE PER UNIT.

                           950.000

                    (12)   EARLY REDEMPTION CHARGE.

                           500.00 FIRST YEAR
                           300.00 SECOND YEAR
                           100.00 THIRD YEAR

                    (13)   ADJUSTED REDEMPTION PRICE.

                           900.0000

                    (14) ACCUMULATED UNDISTRIBUTED INCOME PER UNIT (IF NOT INCLUDED IN 3 AND 9).

                           NONE.

                    (15)   ACTUAL REDEMPTION PRICE (13 PLUS 14).

                           900.0000

                    (16)   EFFECTIVE REDEMPTION FEE PER UNIT:

                           (i)     IN DOLLARS ((9(a)+14)-15),

                                   $50.00

                           (ii)    IN PERCENTAGE (16(a) OF (9(a)+14)).

                                   5.26%

       PURCHASE AND SALE OF INTERESTS IN UNDERLYING SECURITIES FROM AND TO SECURITY HOLDERS.

       47. FURNISH A STATEMENT AS TO THE PROCEDURE WITH RESPECT TO THE MAINTENANCE OF A POSITION IN THE UNDERLYING SECURITIES OR INTERESTS IN THE UNDERLYING SECURITIES, THE EXTENT AND NATURE THEREOF, AND THE PERSON WHO MAINTAINS SUCH A POSITION. INCLUDE A DESCRIPTION OF THE PROCEDURE WITH RESPECT TO THE PURCHASE OF UNDERLYING SECURITIES OR INTERESTS IN THE UNDERLYING SECURITIES FROM SECURITY HOLDERS WHO EXERCISE REDEMPTION OR WITHDRAWAL RIGHTS AND THE SALE OF SUCH UNDERLYING SECURITIES AND INTERESTS IN THE UNDERLYING SECURITIES TO OTHER SECURITY HOLDERS. STATE WHETHER THE METHOD OF VALUATION OF SUCH UNDERLYING SECURITIES OR INTERESTS IN UNDERLYING SECURITIES DIFFERS FROM THAT SET FORTH IN ITEMS 44 AND 46. IF ANY ITEM OF EXPENDITURE INCLUDED IN THE DETERMINATION OF THE VALUATION IS NOT OR MAY NOT ACTUALLY BE INCURRED OR EXPENDED, EXPLAIN THE NATURE OF SUCH ITEM AND WHO MAY BENEFIT FROM THE TRANSACTION.

             NOT APPLICABLE.

V.     INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN.

       48. FURNISH THE FOLLOWING INFORMATION AS TO EACH TRUSTEE OR CUSTODIAN OF THE TRUST:

             (a)    NAME AND PRINCIPAL BUSINESS ADDRESS.

                    CITIZENS FIRST SAVINGS BANK, 525 WATER STREET, PORT HURON, MICHIGAN 48060.

             (b)    FORM OF ORGANIZATION.

                    MUTUAL STATE-CHARTERED SAVINGS BANK.

             (c) STATE OR OTHER SOVEREIGN POWER UNDER THE LAWS OF WHICH THE TRUSTEE OR CUSTODIAN WAS ORGANIZED.

                    MICHIGAN.

             (d)    NAME OF GOVERNMENTAL SUPERVISING OR EXAMINING AUTHORITY.

                    FINANCIAL INSTITUTIONS BUREAU STATE OF MICHIGAN.

       49. STATE THE BASIS FOR PAYMENT OF FEES OR EXPENSES OF THE TRUSTEE OR CUSTODIAN FOR SERVICES RENDERED WITH RESPECT TO THE TRUST AND ITS SECURITIES, AND THE AGGREGATE AMOUNT THEREOF FOR THE LAST FISCAL YEAR. INDICATE THE PERSON PAYING SUCH FEES OR EXPENSES. IF ANY FEES OR EXPENSES ARE PREPAID, STATE THE UNEARNED AMOUNT.

             THE BASIS FOR THE PAYMENT OF FEES AND EXPENSES OF THE TRUSTEE IS THE TRUST AGREEMENT BETWEEN THE DEPOSITOR-SPONSOR AND THE TRUSTEE, SPECIFICALLY EXHIBIT "A" AND REIMBURSEMENT OF TRUSTEE EXPENSES INCURRED IN CONNECTION WITH THE PERFORMANCE OF ITS DUTIES, WHICH IT IS ENTITLED TO RECOVER PURSUANT TO SECTION 7.4 OF THE TRUST INDENTURE. THERE WAS NO AGGREGATE AMOUNT OF FEES AND EXPENSES PAID TO THE TRUSTEE IN THE LAST FISCAL YEAR. NO FEES OR EXPENSES WILL BE PREPAID.

       50. STATE WHETHER THE TRUSTEE OR CUSTODIAN OR ANY OTHER PERSON HAS OR MAY CREATE A LIEN ON THE ASSETS OF THE TRUST, AND IF SO, GIVE FULL PARTICULARS, OUTLINING THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT WITH RESPECT THEREOF.

             UNDER THE INDENTURE, THE TRUSTEE IS GRANTED A LIEN ON THE FUNDS IN THE INCOME AND CAPITAL ACCOUNTS OF THE TRUST, WHICH IS AHEAD OF ANY CLAIMS OF THE UNITHOLDERS, FOR ANY AMOUNTS DUE THE TRUSTEE IN FEES OR EXPENSE REIMBURSEMENTS.

VI.    INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES.

       51. FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO INSURANCE OF HOLDERS OF SECURITIES:

             NOT APPLICABLE.

             (a)    THE NAME AND ADDRESS OF THE INSURANCE COMPANY.

             (b)    THE TYPES OF POLICIES AND WHETHER INDIVIDUAL OR GROUP
                    POLICIES.

             (c)    THE TYPES OF RISKS INSURED AND EXCLUDED.

             (d)    THE COVERAGE OF THE POLICIES.

             (e) THE BENEFICIARIES OF SUCH POLICIES AND THE USES TO WHICH THE PROCEEDS OF POLICIES MUST BE PUT.

             (f)    THE TERMS AND MANNER OF CANCELLATION AND OF REINSTATEMENT.

             (g) THE METHOD OF DETERMINING THE AMOUNT OF PREMIUMS TO BE PAID BY HOLDERS OF SECURITIES.

             (h) THE AMOUNT OF AGGREGATE PREMIUMS PAID TO THE INSURANCE COMPANY DURING THE LAST FISCAL YEAR.

             (i) WHETHER ANY PERSON OTHER THAN THE INSURANCE COMPANY RECEIVES ANY PART OF SUCH PREMIUMS, THE NAME OF EACH SUCH PERSON AND THE AMOUNTS INVOLVED, AND THE NATURE OF THE SERVICES RENDERED THEREFOR.

             (j) THE SUBSTANCE OF ANY OTHER MATERIAL PROVISIONS OF ANY INDENTURE OR AGREEMENT OF THE TRUST RELATING TO INSURANCE.

VII.   POLICY OF REGISTRANT.

       52.
             (a) FURNISH THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT WITH RESPECT TO THE CONDITIONS UPON WHICH AND THE METHOD OF SELECTION BY WHICH PARTICULAR PORTFOLIO SECURITIES MUST OR MAY BE ELIMINATED FROM ASSETS OF THE TRUST, OR MUST OR MAY BE REPLACED BY OTHER PORTFOLIO SECURITIES. IF AN INVESTMENT ADVISER OR OTHER PERSON IS TO BE EMPLOYED IN CONNECTION WITH SUCH SELECTION, ELIMINATION OR SUBSTITUTION, STATE THE NAME OF SUCH PERSON, THE NATURE OF ANY AFFILIATION TO THE DEPOSITOR, TRUSTEE OR CUSTODIAN, AND ANY PRINCIPAL UNDERWRITER, AND THE AMOUNT OF REMUNERATION TO BE RECEIVED FOR SUCH SERVICES. IF ANY PARTICULAR PERSON IS NOT DESIGNATED IN THE INDENTURE OR AGREEMENT, DESCRIBE BRIEFLY THE METHOD OF SELECTION OF SUCH PERSON.

                    THE INDENTURE PROVIDES THAT THE SECURITIES FOR THE TRUST'S PORTFOLIO, WHICH WILL CONSIST PRIMARILY OF ASSIGNMENT(S) OF RENTS, WILL BE SELECTED SOLELY BY THE DEPOSITOR-SPONSOR. ITS SELECTION CRITERIA FOR ASSIGNMENT(S) OF RENTS ARE SET FORTH IN THE PROSPECTUS BY WHICH THE UNITS ARE OFFERED TO INVESTORS. OTHER SECURITIES, CONSISTING OF SHORT TERM US TREASURIES, CONTAIN SHORT TERM CORPORATE BONDS AND STATE ISSUED BONDS AND MONEY MARKET FUNDS, ARE SELECTED BY THE DEPOSITOR-SPONSOR IN ITS DISCRETION AND WITHOUT NECESSARILY THE USE OF AN INVESTMENT ADVISER. IF AN ADVISER WERE ENGAGED BY THE DEPOSITOR-SPONSOR WITH REGARD TO THE SELECTION OF SHORT TERM DEBT INSTRUMENTS AND MONEY MARKET FUNDS, THE INDENTURE PROVIDES FOR NO REIMBURSEMENT TO THE DEPOSITOR-SPONSOR FOR THE ADVISER'S FEES. THE DEPOSITOR-SPONSOR DOES NOT INTEND TO ENGAGE AN INVESTMENT ADVISER IN THIS REGARD.

             (b) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO EACH TRANSACTION INVOLVING THE ELIMINATION OF ANY UNDERLYING SECURITY DURING THE PERIOD COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH:

                    NOT APPLICABLE.

                    (1)    TITLE OF SECURITY.

                    (2)    DATE OF ELIMINATION.

                    (3)    REASONS FOR ELIMINATION.

                    (4) THE USE OF THE PROCEEDS FROM THE SALE OF THE ELIMINATED SECURITY.

                    (5)    TITLE OF SECURITY SUBSTITUTED, IF ANY.

                    (6) WHETHER DEPOSITOR, PRINCIPAL UNDERWRITER, TRUSTEE OR CUSTODIAN, OR ANY AFFILIATED PERSON OF THE FOREGOING WERE INVOLVED IN THE TRANSACTION.

                    (7) COMPENSATION OR REMUNERATION RECEIVED BY EACH SUCH PERSON DIRECTLY OR INDIRECTLY AS A RESULT OF THE TRANSACTION.

             (c) DESCRIBE THE POLICY OF THE TRUST WITH RESPECT TO THE SUBSTITUTION AND ELIMINATION OF THE UNDERLYING SECURITIES OF THE TRUST WITH RESPECT TO:

                    THE TRUST HAS NO POLICY WITH RESPECT TO THE SUBSTITUTION AND ELIMINATION OF THE SECURITIES OF THE TRUST. SUCH DECISIONS ARE DISCRETIONARY WITH THE DEPOSITOR-SPONSOR.

                    (1)    THE GROUNDS FOR ELIMINATION AND SUBSTITUTION;

                           THE DEPOSITOR-SPONSOR MAY INSTRUCT THE TRUSTEE TO SELL SECURITIES IN ORDER TO MAINTAIN THE SOUND INVESTMENT CHARACTER OF THE TRUST OR IF THERE IS A DEFAULT IN A DEBT SECURITY HELD BY THE TRUST OR IN AN ASSIGNMENT OF RENTS.

                    (2) THE TYPE OF SECURITIES WHICH MAY BE SUBSTITUTED FOR ANY UNDERLYING SECURITY;

                           NOT PROVIDED FOR IN THE INDENTURE.

                    (3) WHETHER THE ACQUISITION OF SUCH SUBSTITUTED SECURITY OR SECURITIES WOULD CONSTITUTE THE CONCENTRATION OF INVESTMENT IN A PARTICULAR INDUSTRY OR GROUP OF INDUSTRIES, OR WOULD CONFORM TO A POLICY OF CONCENTRATION OF INVESTMENT IN A PARTICULAR INDUSTRY OR GROUP OF INDUSTRIES;

                           NOT PROVIDED FOR IN THE INDENTURE.

                    (4) WHETHER SUCH SUBSTITUTED SECURITIES MAY BE THE SECURITIES OF ANOTHER INVESTMENT COMPANY; AND

                           TO THE EXTENT THAT THE DEPOSITOR-SPONSOR CHOOSES TO ACQUIRE OR SUBSTITUTE A MONEY MARKET FUND, THERE IS NOTHING IN THE INDENTURE TO PREVENT THE DEPOSITOR-SPONSOR FROM ACQUIRING OR DIRECTING THE TRUSTEE TO ACQUIRE A MONEY MARKET FUND WHICH IS REGISTERED AS AN INVESTMENT COMPANY.

                    (5) THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT WHICH AUTHORIZE OR RESTRICT THE POLICY OF THE REGISTRANT IN THIS REGARD.

                           SECTION 2.2 OF THE INDENTURE AUTHORIZES THE
                           DEPOSITOR-SPONSOR TO ACQUIRE SECURITIES FOR THE TRUST AND THEREFORE SUBSTITUTE A NEW SECURITY FOR A FORMER SECURITY. SECTION 31.7 OF THE INDENTURE PROVIDES THAT THE DEPOSITOR-SPONSOR MAY, UNDER CERTAIN CIRCUMSTANCES, ELECT TO INSTRUCT THE TRUSTEE TO SELL SECURITIES OF THE TRUST. THESE CIRCUMSTANCES INVOLVE DEFAULTS IN DEBT SECURITIES OR IN THE ASSIGNMENT(S) OF RENTS, LOSS OF VALUE IN THE PROPERTY BEING LEASED, TERMINATION OF THE TRUST OR A NEED FOR LIQUIDITY DUE TO REDEMPTIONS OF UNITS.

                           (If this subject has been entirely covered in Item 52(b), state "not applicable.")

             (d) FURNISH A DESCRIPTION OF ANY POLICY (EXCLUSIVE OF POLICIES COVERED BY PARAGRAPHS (a) AND (b) HEREIN) OF THE TRUST WHICH IS DEEMED A MATTER OF FUNDAMENTAL POLICY AND WHICH IS ELECTED TO BE TREATED AS SUCH.

                    IT IS A FUNDAMENTAL POLICY OF THE TRUST THAT ITS PROCEEDS WILL BE INVESTED PRIMARILY IN PURCHASE OF ASSIGNMENT(S) OF RENTS FROM LEASES OF PROPERTIES IN WHICH THE PROPERTIES AND THE TENANTS MEET CONDITIONS SET FORTH IN THE PROSPECTUS OFFERING THE UNITS TO INVESTORS.

             (e) PROVIDE A BRIEF STATEMENT DISCLOSING WHETHER THE TRUST AND ITS PRINCIPAL UNDERWRITER HAVE ADOPTED CODES OF ETHICS UNDER RULE 17j-l OF THE INVESTMENT COMPANY ACT AND WHETHER THESE CODES OF ETHICS PERMIT PERSONNEL SUBJECT TO THE CODES TO INVEST IN SECURITIES, INCLUDING SECURITIES THAT MAY BE PURCHASED OR HELD BY THE TRUST. ALSO EXPLAIN THAT THESE CODES OF ETHICS CAN BE REVIEWED AND COPIED AT THE COMMISSION'S PUBLIC REFERENCE ROOM IN WASHINGTON, D.C., THAT INFORMATION ON THE OPERATION OF THE PUBLIC

                    REFERENCE ROOM MAY BE OBTAINED BY CALLING THE COMMISSION AT 1-202-942-8090, THAT THESE CODES OF ETHICS ARE AVAILABLE ON THE EDGAR DATABASE ON THE COMMISSION'S INTERNET SITE AT http://www.sec.gov, AND THAT COPIES OF THESE CODES OF ETHICS MAY BE OBTAINED, AFTER PAYING A DUPLICATING FEE, BY ELECTRONIC REQUEST AT THE FOLLOWING E-MAIL ADDRESS: publicinfo@sec.gov, OR BY WRITING THE COMMISSION'S PUBLIC REFERENCE SECTION, WASHINGTON, D.C. 20549-0102.

                    THE TRUST HAS NOT ADOPTED A CODE OF ETHICS UNDER RULE 17j-1 OF THE INVESTMENT COMPANY ACT.

       REGULATED INVESTMENT COMPANY.

       53.

             (a)    STATE THE TAXABLE STATUS OF THE TRUST.

                    THE INTENDED TAXABLE STATUS OF THE TRUST UNDER THE FEDERAL TAX CODE IS THAT OF A GRANTOR TRUST.

             (b) STATE WHETHER THE TRUST QUALIFIED FOR THE LAST TAXABLE YEAR AS A REGULATED INVESTMENT COMPANY AS DEFINED IN SECTION 851 OF THE INTERNAL REVENUE CODE OF 1954, AND STATE ITS PRESENT INTENTION WITH RESPECT TO SUCH QUALIFICATIONS DURING THE CURRENT TAXABLE YEAR.

                    THE TRUST DOES NOT PRESENTLY INTEND TO QUALIFY AS A REGULATED INVESTMENT COMPANY AS DEFINED IN THE INTERNAL REVENUE CODE OF 1986, AS AMENDED FOR THE YEAR 2000, ITS FIRST YEAR OF OPERATION.

VIII.  FINANCIAL AND STATISTICAL INFORMATION.

       54. IF THE TRUST IS NOT THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES, FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO EACH CLASS OR SERIES OF ITS SECURITIES:

             --------------------------------------------------------------------------------------------------
                                  AS AT THE END OF REGISTRANT'S PAST 10 FISCAL YEARS
             --------------------------------------------------------------------------------------------------
                                                                               DIVIDENDS PAID PER SHARE
               YEAR     TOTAL NUMBER OF SHARES   ASSET VALUE PER SHARE      (IF OTHER THAN CASH, EXPLAIN)
             --------------------------------------------------------------------------------------------------

             NOT APPLICABLE. THE TRUST HAS NO PRIOR HISTORY.

       55. IF THE TRUST IS THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES, A TRANSCRIPT OF A HYPOTHETICAL ACCOUNT SHALL BE FILED IN APPROXIMATELY THE FOLLOWING FORM ON THE BASIS OF THE CERTIFICATE CALLING FOR THE SMALLEST AMOUNT OF PAYMENTS. THE SCHEDULE SHALL COVER A CERTIFICATE OF THE TYPE

             CURRENTLY BEING SOLD, ASSUMING THAT SUCH CERTIFICATE HAD BEEN SOLD AT A DATE APPROXIMATELY 10 YEARS PRIOR TO THE DATE OF REGISTRATION OR AT THE APPROXIMATE DATE OF ORGANIZATION OF THE TRUST.

             NOT APPLICABLE.

       56. IF THE TRUST IS THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES, FURNISH BY YEARS FOR THE PERIOD COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH IN RESPECT OF CERTIFICATES SOLD DURING SUCH PERIOD, THE FOLLOWING INFORMATION FOR EACH FULLY PAID TYPE AND EACH INSTALLMENT PAYMENT TYPE OF PERIODIC PAYMENT PLAN CERTIFICATE CURRENTLY BEING ISSUED BY THE TRUST:

             NOT APPLICABLE.

       57. IF THE TRUST IS THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES, FURNISH BY YEARS FOR THE PERIOD COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH THE FOLLOWING INFORMATION FOR EACH INSTALLMENT PAYMENT TYPE OF PERIOD PAYMENT PLAN CERTIFICATE CURRENTLY BEING ISSUED BY THE TRUST.

             NOT APPLICABLE.

       58. IF THE TRUST IS THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES, FURNISH THE FOLLOWING INFORMATION FOR EACH INSTALLMENT PAYMENT TYPE OF PERIOD PAYMENT PLAN CERTIFICATE OUTSTANDING AS AT THE LATEST PRACTICABLE DATE.

             NOT APPLICABLE.

       59. FINANCIAL STATEMENTS SHALL BE FILED IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN BELOW:

             TO BE SUPPLIED BY AMENDMENT.

IX. EXHIBITS.

Exhibit A (1)      Gen-Net Realty Unit Investment Trust Trust Agreement dated
                   April 2000.

Exhibit A (2)      Form of Amended and Restated Trust Agreement between Genesis
                   Financial Group, Inc. and Citizens First Savings Bank as
                   Trustee (executed copy to be filed by pre-effective amendment).

Exhibit A (3)      Form of Distribution Agreement (executed copy to be filed by pre-effective amendment).

Exhibit A (4)      Form of Escrow Agreement (to be filed by pre-effective
                   amendment).

Exhibit A (5)      Form of Assignment of Rents and Security Agreement by and
                   between Genesis Financial Group, Inc., Gen-Net Realty Unit
                   Investment Trust, Corporate-Government Series and Citizens
                   First Savings Bank as Trustee (executed copy to be filed by pre-effective amendment).

Exhibit A (6)      Form of Security (to be filed by pre-effective amendment).

Exhibit A (7)      Certificate of Incorporation and by-laws of Genesis Financial
                   Group, Inc.

Exhibit A (8)      Code of Ethics adopted under Rule 17j-1 (to be filed by
                   pre-effective amendment).

                                   SIGNATURES


      Pursuant to the requirements of the Investment Company Act of 1940 Genesis Financial Group, Inc., the Depositor-Sponsor of the registrant, has caused this registration statement to be duly signed on behalf of the registrant in the city of Southfield and state of Michigan on the 10th day of May, 2000.


      [Seal]

                                      Gen-Net Realty Unit Investment Trust,
                                      Corporate and Government Series

                                      By:  Genesis Financial Group, Inc.
                                             Depositor-Sponsor


                                      By:  /s/ D. James Barton
                                           -----------------------------------
                                           D. James Barton, President



Attest /s/ Gregory S. Barton
       -----------------------------------
         Gregory S. Barton, Secretary





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